================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. __)1




                               FASTNET CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)




                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   311877-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      John H. Martinson                       Heather M. Stone
      Edison Venture Fund                     Testa, Hurwitz & Thibeault, LLP
      1009 Lenox Drive #4                     125 High Street
      Lawrenceville, NJ 08648                 Boston, MA 02110
      (609) 896-1900                          (617) 248-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 5, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                 (PAGE 1 OF 15)
________________________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

=====================                                               ============
CUSIP NO. 311877-10-4                   13D                         PAGE 2 OF 15
=====================                                               ============

================================================================================
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Edison Venture Fund IV, L.P.
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
------- ------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           0
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 4,034,066
    EACH           ------- -----------------------------------------------------
  REPORTING          9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0
                   ------- -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           4,034,066
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,034,066
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)   [_]

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.9%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 15 pages

=====================                                               ============
CUSIP NO. 311877-10-4                   13D                         PAGE 3 OF 15
=====================                                               ============

================================================================================
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Edison Partners IV, L.P.
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           0
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 4,034,066
    EACH           ------- -----------------------------------------------------
  REPORTING          9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0
                   ------- -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           4,034,066
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,034,066
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)   [_]

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.9%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 15 pages

=====================                                               ============
CUSIP NO. 311877-10-4                   13D                         PAGE 4 OF 15
=====================                                               ============

================================================================================
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John H. Martinson
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
------- ------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           0
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 4,034,066
    EACH           ------- -----------------------------------------------------
  REPORTING          9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0
                   ------- -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           4,034,066
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,034,066
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)   [_]

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.9%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 4 of 15 pages

=====================                                               ============
CUSIP NO. 311877-10-4                   13D                         PAGE 5 OF 15
=====================                                               ============

================================================================================
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Gary P. Golding
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
------- ------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           0
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 4,034,066
    EACH           ------- -----------------------------------------------------
  REPORTING          9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0
                   ------- -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           4,034,066
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,034,066
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)   [_]

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.9%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 5 of 15 pages

=====================                                               ============
CUSIP NO. 311877-10-4                   13D                         PAGE 6 OF 15
=====================                                               ============

================================================================================
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Bruce H. Luehrs
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
------- ------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           0
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 4,034,066
    EACH           ------- -----------------------------------------------------
  REPORTING          9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0
                   ------- -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           4,034,066
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,034,066
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)   [_]

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.9%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 6 of 15 pages

=====================                                               ============
CUSIP NO. 311877-10-4                   13D                         PAGE 7 OF 15
=====================                                               ============

================================================================================
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Ross T. Martinson
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
------- ------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           0
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 4,034,066
    EACH           ------- -----------------------------------------------------
  REPORTING          9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0
                   ------- -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           4,034,066
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,034,066
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)   [_]

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.9%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 7 of 15 pages

=====================                                               ============
CUSIP NO. 311877-10-4                   13D                         PAGE 8 OF 15
=====================                                               ============

================================================================================
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Joseph A. Allegra
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
------- ------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
------- ------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           0
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 4,034,066
    EACH           ------- -----------------------------------------------------
  REPORTING          9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0
                   ------- -----------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           4,034,066
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,034,066
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)   [_]

------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.9%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 8 of 15 pages

=====================                                               ============
CUSIP NO. 311877-10-4                   13D                         PAGE 9 OF 15
=====================                                               ============

                                  SCHEDULE 13D

Item 1.    Security and Issuer.
           -------------------
           The class of equity security to which this Statement relates is the common stock, no par value (the "Common Stock"), of FASTNET Corporation, a Pennsylvania corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer is FASTNET Corporation, Two Courtney Place, Suite 130, 3864 Courtney Street, Bethlehem, Pennsylvania 18017.

Item 2.    Identity and Background.
           -----------------------
           (a) This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"):

         Edison Venture Fund IV, L.P. ("Edison Venture IV"), a Delaware limited partnership, by virtue of its deemed beneficial ownership of 4,034,066 shares of Common Stock.

         Edison Partners IV, L.P. ("Edison Partners IV"), a Delaware limited partnership, by virtue of it being the general partner of Edison Venture IV.

         John H. Martinson ("J. Martinson"), by virtue of his being a general partner of Edison Partners IV.

         Gary P. Golding ("Golding"), by virtue of his being a general partner of Edison Partners IV.

         Bruce H. Luehrs ("Luehrs"), by virtue of his being a general partner of Edison Partners IV.

         Ross T. Martinson ("R. Martinson"), by virtue of his being a general partner of Edison Partners IV.

         Joseph A. Allegra ("Allegra"), by virtue of his being a general partner of Edison Partners IV.

           All of the foregoing persons are collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as EXHIBIT 1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

           Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Schedule 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

           (b) The address of the principal business office of each of the Reporting Persons is Edison Venture Fund, 1009 Lenox Drive #4, Lawrenceville, New Jersey 08648.

           (c) Edison Venture IV is principally engaged in the business of investing in securities. Edison Partners IV is engaged primarily in the business of serving as the general partner of Edison Venture IV. The principal business of each of J. Martinson, R. Martinson, Golding, Luehrs and Allegra

                                Page 9 of 15 pages

=====================                                              =============
CUSIP NO. 311877-10-4                   13D                        PAGE 10 OF 15
=====================                                              =============

is to act as a general partner of Edison Partners IV and a number of affiliated partnerships with similar businesses.

           (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the five years prior to the date hereof, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

           (f) The jurisdiction of organization of each of Edison Venture IV and Edison Partners IV is Delaware. Each of J. Martinson, R. Martinson, Golding, Luehrs and Allegra is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------
           On September 5, 2001 (the "First Closing Date"), Edison Venture IV entered into the following agreements: (i) a Series A Convertible Preferred Stock Purchase Agreement by and among Edison Venture IV, the Issuer and a certain other investor (the "Preferred Purchase Agreement"), pursuant to which Edison Venture IV agreed to acquire a number of shares of Series A Convertible Preferred Stock of the Issuer, no par value, (the "Preferred Stock") and warrants to purchase a number of shares of Common Stock from the Issuer and (ii) a Common Stock Purchase Agreement by and between Edison Venture IV and Sonny Hunt, a founder of the Issuer (the "Common Purchase Agreement"), pursuant to which Edison Venture IV agreed to acquire a number of shares of Common Stock from Sonny Hunt. Both agreements contemplated a potential second closing, contingent upon approval of the shareholders of the Issuer with respect to the issuance of the securities to be sold at such second closing. Pursuant to these two agreements, Edison Venture IV acquired the following on the First Closing
Date:

           a) 456,169 shares of Common Stock (the "First Closing Common Shares") pursuant to the Common Purchase Agreement for an aggregate purchase price of $228,085;

           b) 2,088,684 shares of the Preferred Stock (the "First Closing Preferred Shares") pursuant to the Preferred Purchase Agreement for an aggregate purchase price of $1,900,702; and

           c) a warrant to purchase up to 522,171 shares of Common Stock (the "First Closing Warrant") from the Issuer, either currently exercisable or exercisable within 60 days of September 5, 2001, for an aggregate purchase price of $5,222.

          On November 14, 2001 (the "Second Closing Date"), the Issuer having obtained the requisite shareholder approval, there was a second closing pursuant to the terms of the Preferred Purchase Agreement and the Common Purchase Agreement.

         On the Second Closing Date, Edison Venture IV acquired the Following:

           (a) 143,831 shares of Common Stock (the "Second Closing Common Shares" and together with the First Closing Common Shares, the "Common Shares") pursuant to the Common Purchase Agreement, for an aggregate purchase price of $71,916;

           (b) 658,569 shares of Preferred Stock (the "Second Closing Preferred Shares" and together with the First Closing Preferred shares, the "Preferred Shares") pursuant to the Preferred Purchase Agreement for an aggregate purchase price of $599,298; and

                               Page 10 of 15 pages

=====================                                              =============
CUSIP NO. 311877-10-4                   13D                        PAGE 11 OF 15
=====================                                              =============

           (c) and a warrant to purchase up to 164,642 shares of Common Stock (the "Second Closing Warrant" and together with the First Closing Warrant the "Warrants"), from the Issuer, either currently exercisable or exercisable within 60 days of September 5, 2001, for an aggregate purchase of $1,646.

           The working capital of Edison Ventures IV was the source of funds for each of the foregoing purchases. No part of the purchase price paid by Edison Venture IV was represented by funds or other consideration borrowed or otherwise obtained for the purchase of acquiring, holding, trading or voting any of the shares acquired in the foregoing purchases.

Item 4.    Purpose of Transaction.
           ----------------------
           Edison Venture IV acquired the Common Shares, the Preferred Shares and the Warrants in the transactions described in Item 3 above for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Edison Venture IV may dispose of or acquire additional shares of Common Stock. Pursuant to the Preferred Purchase Agreement, Luehrs was appointed to serve on the Board of Directors of the Issuer on the First Closing Date. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

           (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capitalization or dividend policy of the Issuer;

           (f) Any other material change in the Issuer's business or corporate structure;

           (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

           (j)  Any action similar to any of those enumerated above.

                               Page 11 of 15 pages

=====================                                              =============
CUSIP NO. 311877-10-4                   13D                        PAGE 12 OF 15
=====================                                              =============

Item 5.    Interest in Securities of the Issuer.

           (a) Edison Venture IV is the record owner of 600,000 shares of Common Stock, the Common Shares. As the sole general partner of Edison Venture IV, Edison Partners IV may be deemed to own beneficially the Common Shares. As the individual general partners of Edison Partners IV, each of J. Martinson, R. Martinson, Golding, Luehrs and Allegra may also be deemed to own beneficially the Common Shares.

                Edison Venture IV is the record owner of 2,747,253 shares of the Preferred Stock, the Preferred Shares, which, pursuant to the current conversion formula set forth in the Issuer's Amended and Restated Articles of Incorporation (which is subject to adjustment) (the "Charter"), are convertible into 2,747,253 shares of Common Stock on the earlier of: (i) September 4, 2002,
                (ii) such date that the Issuer is required to give notice to the holders to convert any such shares into Common Stock pursuant to the Charter or (iii) the date upon which mandatory conversion occurs as provided in the Charter. As the sole general partner of Edison Venture IV, Edison Partners IV may be deemed to own beneficially the Preferred Shares. As the individual general partners of Edison Partners IV, each of J. Martinson, R. Martinson, Golding, Luehrs and Allegra may also be deemed to own beneficially the Preferred Shares.

                Edison Venture IV holds warrants to purchase 686,813 shares of Common Stock (the "Warrants Shares"). As the sole general partner of Edison Venture IV, Edison Partners IV may be deemed to own beneficially the Warrant Shares. As the individual general partners of Edison Partners IV, each of J. Martinson, R. Martinson, Golding, Luehrs and Allegra may also be deemed to own beneficially the Warrant Shares.

                Each Reporting Person may be deemed to own beneficially 13.9% of the Common Stock of the Issuer. The foregoing percentage is based on the 25,571,323 shares of Common Stock reported to be outstanding as of November 13, 2002 in the Issuer's Quarterly Report on Form 10-Q, filed on November 19, 2002 with the Securities and Exchange Commission, as adjusted pursuant to Rule 13d-3(d)(1) of the Act.

                Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of the Common Shares, the Preferred Shares or the Warrant Shares, except to the extent of his or its pecuniary interest therein and, in the case of Edison Venture IV for the Common Shares and the Preferred Shares which it holds of record and the Warrant Shares of which the underlying warrant is issued in its name.

           (b)  Regarding the number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 0 shares for each Reporting Person.

                  (ii) Shared power to vote or to direct the vote: 4,034,066 shares for each Reporting Person.

                  (iii) Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person.

                  (iv)     Shared power to dispose or to direct the disposition:
                           4,034,066 shares for each Reporting Person.

                               Page 12 of 15 pages

=====================                                              =============
CUSIP NO. 311877-10-4                   13D                        PAGE 13 OF 15
=====================                                              =============

           (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

           (e)  Not applicable.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect
           -------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------

SERIES A CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

           The Preferred Purchase Agreement attached hereto as EXHIBIT 3, provides that the Board of Directors of the Issuer shall consist of seven members, with two members elected by the holders of the Preferred Stock, which as of the First Closing Date were to be Luehrs of Edison Venture IV and Brit Murdock, a representative of another party to the Preferred Purchase Agreement. Additionally, the Preferred Purchase Agreement provides that, as of the First Closing Date, Luehrs was to be appointed by the Board of Directors to serve on the Compensation Committee and that Brit Murdock, a representative of another party to the Preferred Purchase Agreement, was to be appointed by the Board of Members to serve on the Audit Committee.

           As described in Item 3, the Preferred Purchase Agreement provided for a subsequent purchase after the First Closing Date, contingent upon the approval of the shareholders of the Issuer approving the issuance of the Preferred Shares and Warrants to Edison Venture IV and a certain other investor. Such approval was obtained and Edison Venture IV acquired additional securities on the Second Closing Date, as described in Item 3.

INVESTOR RIGHTS AGREEMENT

           Pursuant to the terms of the Preferred Purchase Agreement, the Issuer entered into an investor rights agreement in the form attached hereto as EXHIBIT 4 (the "Investor Rights Agreement") with Edison Venture IV and a certain other shareholder of the Issuer. The Investor Rights Agreement provides Edison Venture IV certain registration rights and the right of first refusal in the event of certain future issuances, sales or exchanges of shares of the Issuer's capital stock by the Issuer.

SHAREHOLDERS AGREEMENT

           Pursuant to the terms of the Preferred Agreement, the Issuer entered into a shareholders agreement in the form attached hereto as EXHIBIT 5 (the "Shareholders Agreement") with Edison Venture IV and certain other shareholders of the Issuer. The Shareholders Agreement provides for certain permitted transfers by the parties, the right of first refusal on certain dispositions by the shareholder parties and the right to participate in certain sales of shares of the capital stock of the Issuer by the shareholders parties. In addition, the parties to the Shareholders Agreement agreed that they will, to the extent possible vote to keep the number of members of the Board of Directors to no more then seven members.

           The Shareholders Agreement provides that any vacancy on the Board of Directors created by the resignation, removal, incapacity or death of any person designated by the holders of the majority of the Preferred Stock shall be filled by a person designated by the holders of the majority of the Preferred Stock and that any vacancy created by the resignation, removal, incapacity or death of any person

                               Page 13 of 15 pages

=====================                                              =============
CUSIP NO. 311877-10-4                   13D                        PAGE 14 OF 15
=====================                                              =============

designated by the holders of the Common Stock shall be filled by a person designated by the holders of the majority of the Common Stock. The parties to the Shareholders Agreement also agreed to cause at least one director elected by the majority of the Preferred Stock to be a member of the Compensation Committee and the other director elected by the majority of the Preferred Stock to be a member of the Audit Committee of the Board of Directors.

           References to and descriptions of the Preferred Purchase Agreement, the Investor Rights Agreement and the Shareholders Agreement are qualified in their entirety by reference to Exhibits 3, 4 and 5 to this Statement, which are incorporated into this statement in their entirety where such references and descriptions appear.


Item 7.    Material to be Filed as Exhibits.
           --------------------------------

         Exhibit 1 - Agreement regarding the filing of joint Schedule 13D.

         Exhibit 2 - Powers of Attorney regarding Schedule 13D filings.

         Exhibit 3 - Series A Convertible Preferred Stock Purchase Agreement,
                     dated as of September 5, 2001.

         Exhibit 4 - Investor Rights Agreement, dated as of September 5, 2001.

         Exhibit 5 - Shareholders Agreement, dated as of September 5, 2001.



                               Page 14 of 15 pages

=====================                                              =============
CUSIP NO. 311877-10-4                   13D                        PAGE 15 OF 15
=====================                                              =============

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2003

                                       EDISON VENTURE FUND IV, L.P.

                                       By:  Edison Partners IV, L.P.,
                                            its General Partner

                                       By:      /s/ John H. Martinson
                                           ------------------------------
                                       Name: John H. Martinson
                                       Title: General Partner

                                       EDISON PARTNERS IV, L.P.


                                       By:      /s/ John H. Martinson
                                           ------------------------------
                                       Name: John H. Martinson
                                       Title: General Partner


                                                /s/ John H. Martinson
                                       ----------------------------------
                                       John H. Martinson


                                                /s/ Gary P. Golding
                                       ----------------------------------
                                       Gary P. Golding


                                                /s/ Bruce H. Luehrs
                                       ----------------------------------
                                       Bruce H. Luehrs


                                                /s/ Ross T. Martinson
                                       ----------------------------------
                                       Ross T. Martinson


                                                /s/ Joseph A. Allegra
                                       ----------------------------------
                                       Joseph A. Allegra

                               Page 15 of 15 pages

                                                                       EXHIBIT 1
                                                                       ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of FASTNET Corporation.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 14th day of February, 2003.

                                       EDISON VENTURE FUND IV, L.P.

                                       By:  Edison Partners IV, L.P.,
                                               its General Partner

                                       By:      /s/ John H. Martinson
                                           ------------------------------
                                       Name: John H. Martinson
                                       Title: General Partner

                                       EDISON PARTNERS IV, L.P.


                                       By:      /s/ John H. Martinson
                                           ------------------------------
                                       Name: John H. Martinson
                                       Title: General Partner


                                                /s/ John H. Martinson
                                       ----------------------------------
                                       John H. Martinson


                                                /s/ Gary P. Golding
                                       ----------------------------------
                                       Gary P. Golding


                                                /s/ Bruce H. Luehrs
                                       ----------------------------------
                                       Bruce H. Luehrs


                                                /s/ Ross T. Martinson
                                       ----------------------------------
                                       Ross T. Martinson


                                                /s/ Joseph A. Allegra
                                       ----------------------------------
                                       Joseph A. Allegra

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John H. Martinson and Ross T. Martinson, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 14th day of February, 2003.

                                                /s/ John H. Martinson
                                       ----------------------------------
                                       John H. Martinson


                                                /s/ Gary P. Golding
                                       ----------------------------------
                                       Gary P. Golding


                                                /s/ Bruce H. Luehrs
                                       ----------------------------------
                                       Bruce H. Luehrs


                                                /s/ Ross T. Martinson
                                       ----------------------------------
                                       Ross T. Martinson


                                                /s/ Joseph A. Allegra
                                       ----------------------------------
                                       Joseph A. Allegra

                                                                       EXHIBIT 3
                                                                       ---------


                               FASTNET CORPORATION



             SERIES A CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT





                          DATED AS OF SEPTEMBER 5, 2001

                               FASTNET CORPORATION

             SERIES A CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT
             -------------------------------------------------------

                          DATED AS OF SEPTEMBER 5, 2001

                                TABLE OF CONTENTS
                                -----------------
                                                                           Page
                                                                           ----
ARTICLE I  PURCHASE, SALE AND TERMS OF SHARES................................1

1.01. The Series A Convertible Preferred Shares; Definitions.................1
1.02. The Converted Shares...................................................1
1.03. The Warrants...........................................................2
1.04. The Shares.............................................................2
1.05. Purchase Price and Closings............................................2
1.06. Use of Proceeds........................................................3
1.07. Representations and Warranties by the Purchasers.......................3
1.08. Purchase Price Allocation..............................................5

ARTICLE II  CONDITIONS TO PURCHASERS' OBLIGATION.............................6

2.01. Representations and Warranties.........................................6
2.02. Performance............................................................6
2.03. Documentation at Initial Closing.......................................6
2.04. Private Sale of Common Stock...........................................7
2.06. Board of Directors.....................................................8
2.07. Qualifications.........................................................8
2.08. Consents, Waivers, Etc.................................................8
2.09. Due Diligence Results..................................................8
2.10. No Adverse Changes.....................................................8
2.11. Conditions Precedent to Subsequent Closing.............................8

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF THE COMPANY...................9

3.01. Organization and Standing; Subsidiaries................................9
3.02. Corporate Action......................................................10
3.03. NASDAQ Compliance.....................................................11
3.04. Reporting Status......................................................11
3.05. Listing...............................................................11
3.06. No Manipulation of Stock..............................................11
3.07. Company not an "Investment Company"...................................12
3.08. Governmental Approvals................................................12
3.09. Litigation............................................................12
3.10. Certain Agreements of Officers and Key Employees......................13
3.11. Compliance with Other Instruments.....................................13
3.12. Financial Information.................................................13
3.13. No Insolvency.........................................................14

3.14. ERISA.................................................................14
3.15. Transactions with Affiliates..........................................14
3.16. Assumptions or Guaranties of Indebtedness of Other Persons............14
3.17. Investments in Other Persons..........................................15
3.18. Securities Act of 1933................................................15
3.19. Brokers or Finders....................................................15
3.20. Capitalization; Status of Capital Stock...............................15
3.21. Registration Rights...................................................16
3.22. Insurance.............................................................16
3.23. Books and Records.....................................................16
3.24. Title to Assets; Patents..............................................16
3.26. Computer Programs.....................................................17
3.27. Intellectual Property Rights..........................................18
3.28. Real Property Holding Corporation.....................................18
3.29. Taxes.................................................................18
3.30. Other Agreements......................................................18
3.31. Disclosure............................................................20

ARTICLE IV  -  DEFINITIONS AND ACCOUNTING TERMS.............................21

4.01. Certain Defined Terms.................................................21
4.02. Accounting Terms......................................................24

ARTICLE V  -  MISCELLANEOUS.................................................24

5.01. No Waiver; Cumulative Remedies........................................24
5.02. Amendments, Waivers and Consents......................................24
5.03. Addresses for Notices.................................................25
5.04. Costs, Expenses and Taxes.............................................25
5.05. Binding Effect; Assignment............................................26
5.06. Prior Agreements......................................................26
5.07. Severability..........................................................26
5.08. Governing Law.........................................................26
5.09. Headings..............................................................26
5.10. Counterparts..........................................................26
5.11. Further Assurances....................................................26
5.12. Indemnification.......................................................27

EXHIBITS
--------

  1.01             List of Purchasers
  1.01A            Terms of Series A Convertible Preferred Stock
  1.03             Form of Common Stock Purchase Warrant
  2.03B            Opinion of Morgan, Lewis & Bockius LLP
  2.03F            Shareholders Agreement
  2.03I            Investor Rights Agreement
  2.04-A           Common Stock Purchase Agreement between Founder and Edison
  2.04-B           Escrow Agreement between Founder, the Company and Edison
  3.01             Subsidiaries
  3.09             Litigation
  3.10             Agreements with Officers and Key Employees
  3.15             Transactions with Affiliates
  3.20             Capitalization
  3.24             Title to Assets
  3.26             Computer Programs
  3.29             Taxes
  3.30             Agreements

                               FASTNET CORPORATION
                              3864 COURTNEY STREET
                          TWO COURTNEY PLACE, SUITE 130
                               BETHLEHEM, PA 18017



                                            As of September 5, 2001


TO:   The Persons listed on Exhibit 1.01 hereto
                            ------------

      Re:    Series A Convertible Preferred Stock
             ------------------------------------

Ladies and Gentlemen:

         FASTNET CORPORATION, a Pennsylvania corporation (the "Company"), agrees with each of you as follows:


                                    ARTICLE I

                       PURCHASE, SALE AND TERMS OF SHARES

         1.01 The Series A Convertible Preferred Shares; Definitions. The Company has authorized the issuance and sale of up to 5,494,505 shares (the "Series A Preferred Shares") of its previously authorized but unissued shares of Series A Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), at a purchase price of $0.91 per share to the persons (collectively, the "Purchasers" and, individually, a "Purchaser") and in the respective amounts set forth in Exhibit 1.01 hereto. A copy of the Company's "Statement With Respect Shares," which contains a description of the preferences, voting powers, qualifications, and special or relative rights or privileges of the Series A Preferred Stock, is attached hereto as Exhibit 1.01A hereto. Capitalized terms in this Agreement are defined in Section 4.01.

         1.02. The Converted Shares. The Company has authorized and has reserved and covenants to continue to reserve a sufficient number of its previously authorized but unissued shares of Common Stock to satisfy the rights of conversion of the holders of the Series A Preferred Stock. Any shares of Common Stock issuable upon conversion of the Series A Preferred Stock, and such shares when issued, are herein referred to as the "Converted Shares."

         1.03. The Warrants. The Company has also authorized the issuance to the Purchasers at the Closings (as defined herein) Common Stock Purchase Warrants (the "Warrants") for the purchase (subject to adjustment as provided therein) of up to an aggregate of 1,373,627 shares of the Common Stock in the respective amounts set forth on Exhibit 1.01 hereto under the heading

        Series A Convertible Preferred Stock Purchase Agreement -- Page 2

"Warrants." The Warrants shall be in the form set forth in Exhibit 1.03 hereto. The Company has authorized and has reserved and covenants to reserve a sufficient number of its previously authorized but unissued shares of Common Stock to satisfy the exercise rights of the holders of the Warrants (the "Warrant Shares"). The term "Warrants" shall also include any warrant delivered in exchange or replacement therefor.

         1.04. The Shares. The Series A Preferred Shares, the Converted Shares and the Warrant Shares are sometimes collectively referred to herein as the "Shares."

         1.05. Purchase Price and Closings.

               (a) The Initial Closing. The Company agrees to issue and sell to the Purchasers and, subject to and in reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchasers, severally but not jointly, agree to purchase that number of the Series A Preferred Shares and Warrants set forth opposite their respective names under the heading "Initial Closing" in Exhibit 1.01. The aggregate purchase price of the Series A Preferred Shares and Warrants being purchased by each Purchaser is set forth opposite such Purchaser's name under the heading "Initial Closing" in
Exhibit 1.01. The purchase and sale shall take place at a closing (the "Initial Closing") to be held on or before September 5, 2001, at 10:00 A.M., at Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, Pennsylvania 19103 or at such other location and at such other time as may be mutually agreed upon, subject to the satisfaction of all of the conditions to the Initial Closing specified in Article II herein. At the Initial Closing, the Company will issue and deliver certificates evidencing the Series A Preferred Shares and the Warrants to be sold at the Initial Closing to each of the Purchasers (or its nominee) against payment of the full purchase price therefor by wire transfer to the Company.

               (b) Subsequent Closing. The Company and the Purchasers agree that if, and within ten days after, Shareholder Approval (as defined in Section 5.13 hereof) is obtained, the Company shall issue and sell to the Purchasers and, subject to and in reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchasers, severally but not jointly, agree to purchase that number of the Series A Preferred Shares and Warrants set forth opposite their respective names under the heading "Subsequent Closing" in Exhibit 1.01. The aggregate purchase price of the Series A Preferred Shares and Warrants being purchased by each Purchaser is set forth opposite such Purchaser's name under the heading "Subsequent Closing" in Exhibit 1.01. The purchase and sale shall take place at a closing (the "Subsequent Closing"; the Initial Closing and the Subsequent Closing referred to herein as a "Closing" and collectively as the "Closings") to be held on or before the tenth day after Shareholder Approval is obtained, at 10:00 A.M., at Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, Pennsylvania 19103 or at such other time as may be mutually agreed upon, subject to the satisfaction of all of the conditions to the Subsequent Closing specified in Article II herein. In addition, the Company may issue and sell at the Subsequent Closing up to 2,197,801 shares of Series A Preferred Stock ("Additional Shares") and Warrants for one share of Common Stock for each four Additional Shares sold (the "Additional Warrants") to one or more investors (which may include the Purchasers, the "Additional Purchasers); provided, however, that Edison shall have consented to such sale to the Additional Purchasers. The

        Series A Convertible Preferred Stock Purchase Agreement -- Page 3

purchase price for the Additional Shares to be sold to the Additional Purchasers hereunder shall be $0.91 per share and $0.01 per Warrant Share. At the Subsequent Closing, the Company will issue and deliver certificates evidencing the Series A Preferred Shares and the Warrants to be sold at the Subsequent Closing to each of the Purchasers and Additional Purchasers (or its nominee) against payment of the full purchase price therefor by wire transfer to the Company. As a condition to the Additional Purchaser's investment, the Additional Purchaser shall execute and deliver to the Company and the other Purchasers a counterpart signature page to this Agreement, the Investor Rights Agreement and the Shareholders Agreement and the other documents reasonably required by the Company (the "Other Documents"). All Purchasers agree to amend Exhibit 1.01 at the time of the Subsequent Closing to properly reflect the number of Shares and Warrants being purchased at that time. The Additional Purchasers shall be deemed to be, upon execution and delivery of a counterpart of this Agreement and each of the Other Documents, a "Purchaser" for all purposes under this Agreement, with all of the rights and obligations thereof. The terms "Series A Preferred Shares", "Purchaser" and "Purchasers", when used in this Agreement, shall respectively be deemed to include such Additional Shares and Additional Warrants as are issued and the Additional Purchaser.

         1.06. Use of Proceeds. The Company shall use the proceeds for working capital acquisitions and other general corporate purposes.

         1.07. Representations and Warranties by the Purchasers. Each of the Purchasers represents and warrants severally, but not jointly, that:

               (a) Authorization. Such Purchaser has full corporate, partnership or limited liability company power, as applicable, and authority to enter into this Agreement and the Other Documents, and to purchase the Series A Preferred Shares, and the Agreement and the Other Documents, constitute valid and legally binding obligations of each Purchaser, enforceable in accordance with their terms. All action on the part of each Purchaser's officers, directors, shareholders, members, partners, trustees or other governing body necessary for the authorization, execution and delivery of this Agreement and the Other Documents by such Purchaser, to the extent such Purchaser is a party thereto, and the performance of all of such Purchaser's obligations hereunder and thereunder has been taken. Each of this Agreement and the Other Documents has been duly executed and delivered by such Purchaser. Neither the execution and delivery of this Agreement and the Other Documents, nor the consummation by such Purchaser of the transactions contemplated hereby, violates or conflicts with any contract, commitment, agreement, understanding or arrangement of any kind to which such Purchaser is a party or by which such Purchaser is bound.

               (b) Purchase Entirely for Own Account. This Agreement is made with such Purchaser in reliance upon such Purchaser's representation to the Company, which by such Purchaser's execution of this Agreement such Purchaser hereby confirms, that it will acquire the Series A Preferred Stock and the Warrants to be acquired by it for its own account, not as a nominee or agent, and that the Series A Preferred Stock and the Warrants are being and will be acquired by it for the purpose of investment and not with a view to distribution or resale thereof.

        Series A Convertible Preferred Stock Purchase Agreement -- Page 4

               (c) Investment Experience. Such Purchaser is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment indefinitely and has such knowledge and experience in financial and business matters that it its capable of evaluating the merits and risks of its investment in the Series A Preferred Shares. Such Purchaser also represents it has not been organized for the purpose of acquiring the Series A Preferred Shares. Such Purchaser understands that the Company has no current intention of registering the Series A Preferred Shares or the Converted Shares, except at contemplated by the Investor Rights Agreement.

               (d) Accredited Investor. Such Purchaser is an "accredited investor" within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as currently in effect.

               (e) Restricted Securities. Such Purchaser understands that the Series A Preferred Shares and the Converted Shares it is purchasing are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act, only in certain limited circumstances. In this connection, such Purchaser represents that it is familiar with SEC Rule 144, as currently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Such Purchaser is aware that SEC Rule 144 is not currently available for use by such Purchaser for immediate resale of any of the Series A Preferred Shares or Converted Shares to be acquired by such Purchaser upon consummation of the transactions contemplated herein.

               (f) Company Information. Each Purchaser has had access to the Exchange Act Documents (as defined below) and has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Each Purchaser has also had the opportunity to ask questions of, and receive answers from, the Company and its management regarding the terms and conditions of this investment.

               (g) Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on Exhibit 1.01; if the Purchaser is a partnership, corporation, limited liability company or other entity, the office or offices of the Purchaser in which its investment decision was made is located at the address or addresses of the Purchaser set forth on Exhibit 1.01.

               (h) Brokers' Fees. No Purchaser has taken any action which would give rise to any claim by any other person for any brokerage commissions, finders' fees or the like relating to this Agreement or the transactions contemplated hereby.

               (i) Securities Act Restrictions. The acquisition by each Purchaser of the Series A Preferred Shares and the Warrants acquired by it shall constitute a confirmation of the representations and warranties made by each such Purchaser as at the date of such acquisition. Each of the Purchasers further represents that it understands and agrees that, until registered

        Series A Convertible Preferred Stock Purchase Agreement -- Page 5

under the Securities Act of 1933, as amended (the "Securities Act") or transferred pursuant to the provisions of Rule 144 as promulgated by the Securities and Exchange Commission (the "SEC"), all certificates evidencing any of the Shares or the Warrants shall bear a legend, prominently stamped or printed thereon, reading substantially as follows:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD, ASSIGNED MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS, OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH SALE, TRANSFER OR ASSIGNMENT."

         1.08. Purchase Price Allocation. The Company and the Purchasers having adverse interests and as a result of arm's length bargaining, agree that (i) neither the Purchasers nor any of their partners, members or employees has rendered or has agreed to render any services to the Company in connection with this Agreement or the issuance of Warrants; (ii) the Warrants are not being issued as compensation; and (iii) for the purpose, and within the meaning, of
Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code"), the issue price of the Warrants is $0.01 per Warrant Share. The Company and the Purchasers acknowledge that this allocation is based on the relative fair market values of the Preferred Shares and Warrants. The Company and the Purchasers recognize that this Agreement determines the original issue discount to be taken into account by the Company and the Purchasers for federal income tax purposes and they agree to adhere to this Agreement for such purposes.

                                   ARTICLE II

                      CONDITIONS TO PURCHASERS' OBLIGATION

         The obligation of each Purchaser to purchase and pay for the Series A Preferred Stock and the Warrants to be purchased by it at the Initial Closing is subject to the fulfillment to Edison's satisfaction of each of the following conditions as of the applicable Closing date:

         2.01. Representations and Warranties. Each of the representations and warranties of the Company set forth in Article III hereof shall be true and correct in all material respects on the date of the Initial Closing.

        Series A Convertible Preferred Stock Purchase Agreement -- Page 6

         2.02. Performance. All covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Company at or prior to the Initial Closing shall have been performed or complied with in all material respects.

         2.03. Documentation at Initial Closing. The Purchasers shall have received prior to or at the Initial Closing all of the following documents or instruments, or evidence of completion thereof, each in form and substance reasonably satisfactory to Edison and its counsel:

               (a) A copy of the Articles of Incorporation of the Company, as amended (the "Articles of Incorporation"), certified by the Department of State of the Commonwealth of Pennsylvania as of a date not more than seven (7) days prior to the Initial Closing date, together with a certified copy of the Statement With Respect to Shares of the Series A Preferred Stock (the "Series A Statement"), a copy of the resolutions of the Board of Directors evidencing the adoption of the Series A Statement, the approval of this Agreement, the issuance of the Series A Preferred Stock and the Warrants and the other matters contemplated hereby, a copy of any required vote or consent of the shareholders of the Company in connection with the transaction contemplated hereby and a copy of the Bylaws of the Company, as amended, all of which shall have been certified by the Secretary of the Company to be true, complete and correct, and certified copies of all documents evidencing other necessary corporate or other action and governmental approvals, if any, with respect to this Agreement and the Shares.

               (b) An opinion of Morgan, Lewis & Bockius LLP, counsel to the Company, in the form of Exhibit 2.03B attached hereto.

               (c) A certificate of the Secretary of the Company certifying the names of the officers of the Company authorized to sign this Agreement, the certificates for the Series A Preferred Stock, the Warrants and the other documents, instruments or certificates to be delivered pursuant to this Agreement by the Company or any of its officers, together with the true signatures of such officers. The Purchasers may conclusively rely on such certificate until they shall receive a further certificate of the Secretary or an Assistant Secretary of the Company canceling or amending the prior certificate and submitting the signatures of the officers named in such further certificate.

               (d) A certificate of the President of the Company stating that the representations and warranties of the Company contained in Article III hereof and otherwise made by the Company in writing in connection with the transactions contemplated hereby are true and correct in all material respects and that all conditions required to be performed prior to or at the Initial Closing have been performed in all material respects as of the Initial Closing.

               (e) The Series A Statement of the Series A Preferred Stock of the Company shall provide for the designation of the rights and preferences of the Series A Preferred Stock, in the form set forth in Exhibit 1.01A attached hereto.

               (f) A Shareholders Agreement in the form set forth in Exhibit 2.03F (the "Shareholders Agreement") duly executed and delivered by the parties named therein.

        Series A Convertible Preferred Stock Purchase Agreement -- Page 7

               (g) A Certificate of Good Standing for the Company certified by the Department of State of the Commonwealth of Pennsylvania as of a date not more than three (3) days prior to the Initial Closing date. Certificates of good standing with respect to the Company, certified by the respective state officer of the states in which the conduct of the Company's business requires it to be licensed or qualified to transact business as a foreign corporation and in good standing, in each case as of a date not more than three (3) days prior to the Initial Closing date. A certificate of good standing or other document similar in substance for each of the Company's Subsidiaries issued by the appropriate government official of all of the jurisdictions of incorporation and jurisdictions of foreign qualification or licensing of such Subsidiaries.

               (h) Payment for the costs, expenses, taxes and filing fees identified in Section 5.04.

               (i) An Investor Rights Agreement in the form set forth in Exhibit 2.03I (the "Investor Rights Agreement") duly executed and delivered by the parties named therein.

         2.04 Private Sale of Common Stock. Sonny Hunt (the "Founder"), a holder of Common Stock of the Company, shall have sold 456,169 shares of Common Stock to Edison pursuant to a Common Stock Purchase Agreement in the form of Exhibit 2.04-A and acceptable to Edison in its sole discretion, and shall have escrowed an additional 543,831 shares pursuant to an Escrow Agreement in the form of
Exhibit 2.04-B and acceptable to Edison in its reasonable discretion.

         2.05     [intentionally omitted]

         2.06. Board of Directors. The Board of Directors of the Company at the Initial Closing shall consist of seven (7) members, of which the two members elected solely by the holders of the Series A Preferred Shares shall initially be Bruce Luehrs and Brit Murdoch (the "Series A Preferred Directors"). Additionally, Bruce Luehrs shall be appointed by the Board of Directors to serve on the Compensation Committee and Brit Murdoch shall be appointed by the Board of Directors to serve on the Audit Committee of the Company.

         2.07. Qualifications. As of the Closing, all authorizations, approvals or permits of or filings with, any governmental authority, including state securities or "Blue Sky" offices, that are required by law in connection with the lawful sale and issuance of the Series A Preferred Stock and the Warrants shall have been duly obtained by the Company and shall be effective as of the Closing, except for any notice that may be required subsequent to the Closing under applicable state and/or federal securities laws (which, if required, shall be filed on a timely basis).

         2.08. Consents, Waivers, Etc. Prior to the Initial Closing, the Company shall have obtained all consents or waivers, if any, necessary to execute and deliver this Agreement and issue the Series A Preferred Stock and the Warrants, and to carry out the transactions contemplated hereby and thereby, and all such consents and waivers shall be in full force and

        Series A Convertible Preferred Stock Purchase Agreement -- Page 8

effect. All corporate and other action and governmental filings necessary to effectuate the terms of this Agreement, the Series A Preferred Stock, the Warrants and other agreements and instruments executed and delivered by the Company in connection herewith shall have been made or taken, except for any post-sale filing that may be required under federal or state securities laws. In addition to the documents set forth above, the Company shall have provided to the Purchasers any other information or copies of documents that the Purchasers may reasonably request.

         2.09. Due Diligence Results. Edison shall have completed its due diligence review of the Company to its satisfaction.

         2.10 No Adverse Changes. Edison shall not have concluded that a material adverse change in the financial condition or prospects of the Company has occurred, nor that any fact exists nor has any event or circumstance occurred which reasonably could give rise to such a material adverse change.

          2.11. Conditions Precedent to Subsequent Closing.

               (a) The Shareholder Approval shall have been obtained.

               (b) Each of the representations and warranties of the Company set forth in Article III hereof shall be true and correct in all material respects on the date of the Subsequent Closing.

               (c) All covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Company at or prior to the Subsequent Closing shall have been performed or complied with.

               (d) The Purchasers shall have received prior to or at the Subsequent Closing all of the documents or instruments specified in Section 2.03, or evidence of completion thereof, each in form and substance satisfactory to Edison and its counsel.

               (e) The Founder shall have sold 543,831 shares of Common Stock to Edison pursuant to a Common Stock Purchase Agreement in the form of Exhibit 2.04 and acceptable to Edison in its sole discretion.

               (f) Prior to the Subsequent Closing, the Company shall have obtained all consents or waivers, if any, necessary to issue the Series A Preferred Stock and the Warrants to be issued at such Closing, and to carry out the transactions contemplated hereby and thereby, and all such consents and waivers shall be in full force and effect. All corporate and other action and governmental filings necessary to effectuate the terms of this Agreement, the Series A Preferred Stock, the Warrants and other agreements and instruments executed and delivered by the Company in connection herewith shall have been made or taken, except for any post-sale filing that may be required under federal or state securities laws. In addition to the documents set forth above, the Company shall have provided to the Purchasers any other information or copies of

        Series A Convertible Preferred Stock Purchase Agreement -- Page 9

documents that the Purchasers may reasonably request.

               (g) Edison shall not have concluded that an adverse change in the financial condition or prospects of the Company has occurred, nor that any fact exists nor has any event or circumstance occurred which reasonably could give rise to such an adverse change.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         For purposes of this Article III, unless otherwise specified or the context otherwise requires, the term "Company" shall include the Company and each of its Subsidiaries. The Company represents and warrants to the Purchasers as follows:

         3.01. Organization and Standing; Subsidiaries.

               (a) The Company is duly incorporated and validly subsisting corporation in good standing under the laws of the Commonwealth of Pennsylvania and has all requisite corporate power and authority for the ownership and operation of its properties and for the carrying on of its business as now conducted and as now proposed to be conducted and as described in the documents filed by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the end of its most recently completed fiscal year through the date hereof, including, without limitation, its most recent report on Form 10-K and its quarterly reports on 10-Q for the quarters ended March 31, 2001 and June 30, 2001 (the "Exchange Act Documents"). The Company is duly licensed or qualified and in good standing as a foreign corporation authorized to do business in all jurisdictions wherein the character of the property owned or leased, or the nature of the activities conducted, by it makes such licensing or qualification necessary, except in those jurisdictions in which failure to do so, individually or in the aggregate, would not have a material adverse effect on the Company or its business.

               (b) The attached Exhibit 3.01 contains a list of all Subsidiaries of the Company. Except for such Subsidiaries, the Company does not (i) own of record or beneficially, directly or indirectly, (A) any shares of capital stock or securities convertible into capital stock of any other corporation or (B) any participating interest in any partnership, joint venture or other non-corporate business enterprise, or (C) any assets comprising the business or obligations of any other corporation, partnership, joint venture or other non-corporate business enterprise or (ii) control, directly or indirectly, any other entity.

               (c) Each of the Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is duly licensed or qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification, except in those jurisdictions in which failure to do so, individually or in the aggregate, would not have a material

       Series A Convertible Preferred Stock Purchase Agreement -- Page 10

adverse effect on the Company or its business. Each of the Subsidiaries has the corporate power and authority to own and hold its properties and to carry on its business as now conducted and as proposed to be conducted. All of the outstanding shares of capital stock of each of the Subsidiaries are owned beneficially and of record by the Company, one of its other wholly owned Subsidiaries, or any combination of the Company and/or one or more of its other wholly owned Subsidiaries, all as specified in Exhibit 3.01, in each case free and clear of any liens, charges, restrictions, claims or encumbrances of any nature whatsoever, except for those disclosed in Exhibit 3.01; and, except as disclosed in Exhibit 3.01, there are no outstanding subscriptions, warrants, options, convertible securities, or other rights (contingent or other) pursuant to which any of the Subsidiaries is or may become obligated to issue any shares of its capital stock to any person other than the Company or one of the other Subsidiaries.

         3.02. Corporate Action. The Company has all necessary corporate power and has taken all corporate action required to enter into and perform this Agreement and any other agreements and instruments contemplated hereby or executed in connection herewith (collectively, the "Financing Documents"). The Financing Documents are valid and binding obligations of the Company, enforceable in accordance with their respective terms. The issuance, sale and delivery of the Series A Preferred Stock and the Warrants in accordance with this Agreement, and the issuance and delivery of the Converted Shares upon conversion of the Series A Preferred Stock, and the issuance and delivery of the Warrant Shares upon exercise of the Warrants, have been duly authorized by all necessary corporate action on the part of the Company. Sufficient authorized but unissued shares of Common Stock have been reserved by appropriate corporate action in connection with the prospective conversion of the Series A Preferred Stock at the conversion price and at the prospective exercise price of the Warrants. The Series A Preferred Stock, when issued, sold and delivered in accordance with the terms of this Agreement, and upon receipt of the respective purchase price, will be duly and validly issued, fully paid, non-assessable and is not, the Converted Shares upon the conversion of the Series A Preferred Stock will not be, and the Warrant Shares upon exercise of the Warrants will not be subject to, any Lien, and will not conflict with any provision of any agreement or instrument to which the Company is a party or by which it or its property is bound.

         3.03. Nasdaq Compliance. The Company's Common Stock is registered pursuant to Section 12(g) of the Exchange Act and listed on The Nasdaq Stock Market, Inc. National Market (the "Nasdaq National Market"). The Company is currently in full compliance with Nasdaq requirements and will not take any action which will cause it to fail to comply.

         3.04 Reporting Status. The Company has filed in a timely manner all documents that the Company was required to file under the Exchange Act during the 12 months preceding the date of this Agreement. The following documents complied in all material respects with the SEC's requirements as of their respective filing dates, and the information contained therein as of the date thereof did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made not misleading:

       Series A Convertible Preferred Stock Purchase Agreement -- Page 11

               (a) the Company's Annual Report on Form 10-K filed with the SEC on April 2, 2001, Definitive Proxy Statement filed with the SEC on April 30, 2001, Quarterly Reports on Form 10-Q filed with the SEC on May 15, 2001 and August 14, 2001 and the registrations on Form S-8 filed with the SEC on July 13, 2001;

               (b) All other documents, if any, filed by the Company with the SEC since June 30, 2001 pursuant to the reporting requirements of the Exchange Act.

         3.05. Listing. The Company has complied and shall continue to comply with all requirements of the NASD with respect to the issuance of the Shares and the listing thereof on the Nasdaq National Market, and the consummation of the transactions contemplated hereby shall not violate any rule or regulation of, or any agreement with, the NASD or the Nasdaq National Market.

         3.06. No Manipulation of Stock. The Company has not taken and will not, in violation of applicable law, take, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of the Shares.

         3.07. Company not an "Investment Company". The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Company is not, and immediately after receipt of payment for the Shares will not be, an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act and shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

         3.08. Governmental Approvals. Except for the filing of any notice subsequent to a Closing that may be required under applicable state and/or federal securities laws (which, if required, shall be filed on a timely basis), no authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is or will be necessary for the execution and delivery by the Company of this Agreement, for the offer, issue, sale and delivery of the Series A Preferred Stock and the Warrants, for the issue and delivery of the Converted Shares upon conversion of the Series A Preferred Stock or for the issue and delivery of the Warrant Shares upon exercise of the Warrants or for the performance by the Company of its obligations under this Agreement.

         3.09. Litigation. Except as set forth in Exhibit 3.09, there is no litigation or governmental proceeding or investigation pending or, to the Company's knowledge, threatened against the Company affecting any of its respective properties or assets, or against any officer, Key Employee or holder of more than 5% of the capital stock of the Company (other than any Purchaser) relating to such person's performance of duties for the Company or relating to his stock ownership in the Company or otherwise relating to the business of the Company, nor to the knowledge of the Company has there occurred any event or does there exist any condition on the

       Series A Convertible Preferred Stock Purchase Agreement -- Page 12

basis of which any such material litigation, proceeding or investigation might properly be instituted. The Company is not in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or other governmental agency. There are no actions, suits, claims, investigations or proceedings pending or, to the knowledge of the Company, threatened (or any basis therefor) which could reasonably be expected to result, either in any case or in the aggregate, in any material adverse effect on the business, operations, affairs or condition (financial or otherwise) of the Company or in its properties or assets taken as a whole, or which directly or indirectly challenge the validity of this Agreement, any of the Shares, or any action taken or to be taken pursuant hereto or thereto (each a "Material Adverse Effect"). The foregoing sentences include, without limiting their generality, actions pending or, to the knowledge of the Company, threatened (or any basis therefor) involving the prior employment of any of the Company's officers or employees or their use in connection with the Company's business of any information or techniques allegedly proprietary to any of their former employers.

         3.10. Certain Agreements of Officers and Key Employees.

               (a) Except as listed in Exhibit 3.10, the Company is not a party to or obligated in connection with its business with respect to (i) outstanding contracts with employees, agents, consultants, advisers, sales representatives, distributors, sales agents or dealers or (ii) collective bargaining agreements or contracts with any labor union or other representative of employees or any employee benefits provided for by any such agreement.

               (b) To the knowledge of the Company, no officer or Key Employee of the Company is in violation of any term of any employment contract, patent disclosure agreement, proprietary information agreement, noncompetition agreement, or any other contract or agreement or any restrictive covenant relating to the right of any such officer or Key Employee to be employed by the Company because of the nature of the business conducted or to be conducted by the Company or relating to the use of trade secrets or proprietary information of others.

               (c) To the knowledge of the Company, no officer of the Company nor any Key Employee of the Company whose termination, either individually or in the aggregate, would have a Material Adverse Effect, has expressed any present intention of terminating his employment with the Company.

         3.11. Compliance with Other Instruments. The Company is in compliance with the terms and provisions of this Agreement and of its Articles of Incorporation, as amended, and Bylaws, as amended, and with any material provision of all mortgages, indentures, leases, agreements and other instruments, if any, by which it is bound or to which it or any of its respective properties or assets are subject. The Company is in compliance with all judgments, decrees, governmental orders, statutes, rules or regulations by which it is bound or to which any of its properties or assets are subject. Neither the execution and delivery of this Agreement or the issuance of the Shares, nor the consummation of any transaction contemplated by this Agreement, has constituted or resulted in or will constitute or result in a material default or

       Series A Convertible Preferred Stock Purchase Agreement -- Page 13

violation of any term or provision of any of the foregoing documents, instruments, judgments, agreements, decrees, orders, statutes, rules and regulations.

         3.12. Financial Information. The financial statements of the Company and the related notes contained in the Exchange Act Documents present fairly, in accordance with generally accepted accounting principles, in all material respects the financial position of the Company and its Subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified (the "Financial Statements"). Such Financial Statements (including the related notes) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods therein specified, except as disclosed in the Exchange Act Documents. The other financial information contained in the Exchange Act Documents has been prepared on a basis consistent with the Financial Statements of the Company. The Company does not have reasonable grounds to know of, any material liability, contingent or otherwise, not adequately reflected in or reserved against in the Financial Statements or in the notes thereto. Except as set forth in the Financial Statements, since June 30, 2001, (i) there has been no Material Adverse Change in the business, assets or condition, financial or otherwise, operations or prospects of the Company or any of its Subsidiaries,
(ii) neither the business, condition, or operations of the Company nor any of the properties or assets of the Company have been materially adversely affected as the result of any legislative or regulatory change, any revocation or change in any franchise, permit, license or right to do business, or any other event or occurrence, whether or not insured against; and (iii) the Company has not entered into any material transaction other than in the ordinary course of business, made any dividend or distribution on its capital stock, or redeemed or repurchased any of its capital stock.

         3.13. No Insolvency. No insolvency proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting the Company or any of its assets or properties, is pending or, to the knowledge of the Company, threatened. The Company has not taken any action in contemplation of, or that would constitute the basis for, the institution of any such insolvency proceedings.

         3.14. ERISA. The Company has complied in all material respects with all applicable laws relating to wages, hours and collective bargaining. Except as listed in Exhibit 3.14, the Company has not maintained, sponsored, adopted, made contributions to or obligated itself to make contributions to or to pay any benefits or grant rights under or with respect to any "Employee Pension Benefit Plan" as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), "Employee Welfare Benefit Plan" (as defined in
Section 3(1) of ERISA), "multi-employer plan" (as defined in Section 3(37) of ERISA), plan of deferred compensation, medical plan, life insurance plan, long-term disability plan, dental plan or other plan providing for the welfare of any of the Company's or any Affiliate's employees or former employees or beneficiaries thereof.

         3.15. Transactions with Affiliates. Except as set forth on Exhibit 3.15 and except as contemplated hereby or consented to by the Purchasers in accordance with this Agreement, there

       Series A Convertible Preferred Stock Purchase Agreement -- Page 14

are no loans, leases, royalty agreements or other continuing transactions between the Company and (a) any officer, employee or director of the Company, or
(b) any Person owning 5% or more of any class of capital stock of the Company, or (c) any member of the immediate family of such officer, employee, director or shareholder, or (d) any corporation or other entity controlled by such officer, employee, director or shareholder or a member of the immediate family of such officer, employee, director or shareholder.

         3.16. Assumptions or Guaranties of Indebtedness of Other Persons. Except as contemplated hereby or consented to by the Purchasers in accordance with this Agreement, the Company has not assumed, guaranteed, endorsed or otherwise become directly or contingently liable on (including, without limitation, liability by way of agreement, contingent or otherwise, to purchase, to provide funds for payment, to supply funds to or otherwise invest in the debtor or otherwise to assure the creditor against loss), any Indebtedness of any other Person.

         3.17. Investments in Other Persons. The Company has not made any loan or advance to any Person, other than in the normal course of business and on an arm's length basis on commercially reasonable terms and as reflected in the Financial Statements, which, after giving effect to the transactions contemplated hereby, is outstanding on the date of this Agreement, nor is it committed or obligated to make any such loan or advance.

         3.18. Securities Act of 1933. The Company has complied and will comply with all applicable federal and state securities laws in connection with the offer, issuance and sale of the Shares. Neither the Company nor anyone acting on its behalf has or will sell, offer to sell or solicit offers to buy Shares, or solicit offers with respect thereto from, or enter into any preliminary conversations or negotiations relating thereto with, any Person, so as to bring the issuance and sale of Shares under the registration provisions of the Securities Act and applicable state securities laws.

         3.19. Brokers or Finders. No Person has or will have, as a result of the transactions contemplated by this Agreement, any right, interest or valid claim against or upon the Company for any commission, fee or other compensation as a finder or broker because of any act or omission by the Company or any of their respective agents.

         3.20. Capitalization; Status of Capital Stock. The Company has a total authorized capitalization consisting of (i) 50,000,000 shares of Common Stock, no par value, of which 17,990,947 shares are issued and outstanding on the date hereof; and (ii) 10,000,000 shares of preferred stock, no par value, 5,494,505 of which shares are designated as Series A Preferred Stock, of which no shares are issued and outstanding on the date hereof, without giving effect to the transactions contemplated hereby. All the outstanding shares of capital stock of the Company have been duly authorized, and are validly issued, fully paid and non-assessable. The Series A Preferred Stock, when issued and delivered in accordance with the terms hereof and after payment of the purchase price therefor, the Converted Shares, when issued and delivered upon conversion of the Series A Preferred Stock pursuant to the Company's Articles of Incorporation, as amended by the Series A Statement, and the Warrant Shares when issued and delivered upon exercise of the Warrants, will be duly authorized, validly issued, fully-paid and non-assessable.

       Series A Convertible Preferred Stock Purchase Agreement -- Page 15

Except as otherwise set forth in Exhibit 3.20, no preemptive, conversion or other rights, options, warrants, subscriptions or purchase rights of any nature to acquire from the Company shares of capital stock or other securities are authorized, issued or outstanding, nor is the Company obligated in any other manner to issue shares of its capital stock or other securities except as contemplated by this Agreement. Except as set forth in Exhibit 3.20, there are no restrictions on the transfer of shares of capital stock of the Company other than those imposed by relevant federal and state securities laws and as otherwise contemplated by this Agreement, the Shareholders Agreement and the Investor Rights Agreement. Other than as provided in this Section, there are no agreements, understandings, trusts or other collaborative arrangements or understandings concerning the voting of the capital stock of the Company. The offer and sale of all capital stock and other securities of the Company issued before the Initial Closing complied with or were exempt from all applicable federal and state securities laws and, to the Company's knowledge, no shareholder has a right of rescission with respect thereto.

         3.21. Registration Rights. Except as listed on Exhibit 3.21 and except for the rights granted to the Purchasers pursuant to the Investor Rights Agreement, no Person has demand or other rights to cause the Company to file any registration statement under the Securities Act relating to any securities of the Company or any right to participate in any such registration statement.

         3.22. Insurance. The Company carries insurance covering its properties and businesses customary for the type and scope of its properties and businesses.

         3.23. Books and Records. The books of account, ledgers, order books, records and documents of the Company accurately and completely reflect all material information relating to the business of the Company, the location and collection of its assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company.

         3.24. Title to Assets; Patents.

               (a) The Company has good and marketable title in fee to such of its fixed assets, if any, as are real property, and good and marketable title to all of its other assets and properties, free of any mortgages, pledges, charges, Liens, security interests or other encumbrances of any kind, except for those disclosed on Exhibit 3.24. All leases under which the Company is operating are valid and subsisting and in full force and effect.

               (b) Set forth in Exhibit 3.24 is a list and brief description of all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names and registered copyrights, and applications for such that are in the process of being prepared, owned by or registered in the name of the Company, or of which the Company is a licensor or licensee or in which the Company has any right, and in each case a brief description of the nature of such right. Except as set forth in Exhibit 3.24, there is no adverse claim that would interfere with the Company's right to use the patents, patent rights, permits, licenses, trade secrets, trademarks, trademark rights, trade names or trade name rights or franchises, copyrights, inventions, software and Intellectual Property Rights being used in the Company's business as

       Series A Convertible Preferred Stock Purchase Agreement -- Page 16

now operated, the conduct of the Company's business as now operated does not conflict and will not conflict with valid U.S. patents, patent rights, permits, licenses, trade secrets, trademarks, trademark rights, tradenames or tradename rights or franchises, copyrights, inventions, and U.S. Intellectual Property Rights of any other Person. No product or process presently used, manufactured, marketed, offered, sold or used by the Company will violate any license or infringe on any U.S. Intellectual Property Rights of any other Person; and, except as set forth in Exhibit 3.24, neither the Company's property rights nor the present operation of the Company's business conflicts with the rights of others. Except as set forth in Exhibit 3.24, no claim is pending or, to the Company's knowledge, threatened to the effect that any such intellectual property owned or licensed by the Company, or which the Company otherwise has the right to use, is invalid or unenforceable by the Company, and the Company has no reason to believe that any patents or Intellectual Property Rights owned or used by the Company may be invalid. The Company has no obligation to compensate any Person for the use of any such patents or rights and the Company has not granted any Person any license or other rights to use in any manner any of the patents or rights of the Company, whether requiring the payment of royalties or not. The Company has not entered into any agreement to indemnify any other Person against any charge of infringement of any patent, trademark, trade name, service mark or copyright.

         3.25. [intentionally omitted]

         3.26. Computer Programs.

               (a) Set forth in Exhibit 3.26 is a list and brief description of the Computer Programs (other than off-the-shelf Computer Programs) owned, licensed or otherwise used by the Company in connection with the operation of its business as currently conducted (such Computer Programs being referred to herein as the "Company Software"), identifying with respect to each such Computer Program whether it is owned, licensed or otherwise used by the Company.
Exhibit 3.26 identifies all material agreements relating to the Company Software (the "Software Contracts") and further classifies each such Software Contract under one of the following categories: (A) license to use third party software;
(B) development contract, work-for-hire agreement, or consulting agreement; (C) distributor, dealer or value added reseller agreement; (D) license or sublicense to a third party (including agreements with end-users); (E) maintenance, support or enhancement agreement; or (F) other.

               (b) Except as disclosed in Exhibit 3.26, the Computer Programs included in the Company Software are (i) owned by the Company, (ii) currently in the public domain or otherwise available to the Company without the approval or consent of any third party, or (iii) licensed or otherwise used by the Company pursuant to the terms of valid, binding written agreements (assuming the due authorization and execution by all other parties thereto).

               (c) No portion of the Company Software sold or licensed by the Company directly or indirectly to end users contained, on the date of shipment by the Company, no portion of the Company Software currently for sale or license directly or indirectly to end users contains, and, to the knowledge of the Company, no portion of any other Company Software contains any

       Series A Convertible Preferred Stock Purchase Agreement -- Page 17

software routines or hardware components designed to permit unauthorized access; or, without permission, to disable or erase software, hardware or data.

               (d) All personnel, including employees, agents, consultants, and contractors, who have contributed to or participated in the conception and development of any of the Company Software either (i) have been party to a "work-for-hire" arrangement or agreement with the Company, whether in accordance with applicable federal and state law, domestic or foreign, or otherwise, that has accorded the Company full, effective, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company full, effective and exclusive ownership of all tangible and intangible property thereby arising.

         3.27. Intellectual Property Rights. The Company owns or possesses or otherwise has the legally enforceable perpetual right to use, and has the right to bring actions for infringement of, all U.S. Intellectual Property Rights necessary or required for the conduct of its business as currently conducted, including all U.S. Intellectual Property Rights pertaining to the Company Software.

         3.28. Real Property Holding Corporation. Since its date of incorporation, the Company has not been, and as of the date of the Initial Closing shall not be, a "United States real property holding corporation," as defined in Section 897(c)(2) of the Code, and in Section 1.897-2(b) of the Treasury Regulations issued thereunder. The Company has no current plans or intentions which would cause the Company to become a "United States real property holding corporation," and the Company has filed with the IRS all statements, if any, with its United States income tax returns which are required under Section 1.897-2(h) of the Treasury Regulations.

         3.29. Taxes. The Company has filed all tax returns, federal, state, county and local, domestic and foreign, required to be filed by it (giving effect to validly invoked extensions of time within which to file such returns), and the Company has paid all taxes shown to be due by such returns as well as all other taxes, assessments and governmental charges which have become due or payable, including without limitation all taxes which the Company is obligated to withhold from amounts owing to employees, creditors and third parties. The Company has established adequate reserves for all taxes accrued but not yet payable to the extent required by generally accepted accounting principles. Except as set forth in Exhibit 3.29, all material tax elections of any type which the Company has made as of the date hereof are set forth in the Financial Statements. No deficiency assessment with respect to or, proposed adjustment of the Company's federal, state, county or local taxes, domestic and foreign, is pending or, to the knowledge of the Company, threatened. There is no tax lien (other than for current taxes not yet due and payable), whether imposed by any federal, state, county or local taxing authority, domestic or foreign, outstanding against the assets, properties or business of the Company.

       Series A Convertible Preferred Stock Purchase Agreement -- Page 18

         3.30. Other Agreements. Except for the Software Contracts identified in
Exhibit 3.26 or as otherwise set forth in the attached Exhibit 3.30, the Company is not a party to or otherwise bound by any written or oral ("Contracts"):

               (a) distributor, dealer or manufacturer's representative contract or agreement which is not terminable on less than ninety (90) days' notice without cost or other liability to the Company (except for contracts which, in the aggregate, are not material to the business of the Company);

               (b) sales agreement which entitles any customer to a rebate or right of set-off, to return any product to the Company after acceptance thereof or to delay the acceptance thereof, or which varies in any material respect from the Company's standard form contracts (except for contracts which, in the aggregate, are not material to the business of the Company);

               (c) agreement with any labor union in the United States (and, to the Company's knowledge, no organizational effort is being made with respect to any of its employees);

               (d) agreement with any supplier containing any provision permitting any party other than the Company to renegotiate the price or other terms, or containing any pay-back or other similar provision, upon the occurrence of a failure by the Company to meet its obligations under the agreement when due or the occurrence of any other event (except for contracts which, in the aggregate, are not material to the business of the Company);

               (e) agreement for the future purchase of fixed assets or for the future purchase of materials, supplies or equipment in excess of its normal operating requirements;

               (f) agreement for the employment of any officer, individual, employee or other Person (whether of a legally binding nature or in the nature of informal understandings) on a full-time or consulting basis which is not terminable on notice without cost or other liability to the Company, except accrued vacation pay (an "Employment Agreement");

               (g) bonus, incentive, pension, profit-sharing, retirement, hospitalization, insurance, stock purchase, stock option or similar plan, agreement or understanding pursuant to which benefits are provided to any employee of the Company (other than group insurance plans applicable to employees generally or as otherwise required by law);

               (h) agreement or indenture relating to the borrowing of money or to the mortgaging or pledging of, or otherwise placing a lien or security interest on, any material asset of the Company;

               (i) agreement, or group of related agreements with the same party or any group of affiliated parties, under which the Company has advanced or agreed to advance money, has agreed to lease any real property as lessee or lessor, or has agreed to lease any

       Series A Convertible Preferred Stock Purchase Agreement -- Page 19

personal property as lessee or lessor if such lease for personal property was not entered into in the ordinary course of business;

               (j) agreement or obligation (contingent or otherwise) to issue, sell or otherwise distribute or to repurchase or otherwise acquire or retire any shares of its capital stock or any of its other equity securities (other than in connection with the transactions contemplated by this Agreement);

               (k) assignment, license or other agreement with respect to any form of intangible property, which assignment, license or other agreement was entered into other than in the ordinary course of business;

               (l) agreement under which it has granted any person registration rights with respect to its capital stock (other than the Investor Rights Agreement);

               (m) agreement under which it has limited or restricted its right to compete with any person in any respect; or

               (n) except as set forth above, any other agreement or group of related contracts with the same party involving more than $100,000, which agreement or group of agreements is not terminable by the Company without penalty upon notice of thirty (30) days or less, but excluding any agreement or group of agreements with a customer of the Company for the sale, lease or rental of the Company's products or services if such agreement or group of agreements was entered into by the Company in the ordinary course of business.

Except as set forth on Exhibit 3.30, the Company and, to the Company's knowledge after due inquiry, each other party thereto have in all material respects performed all the actions required to be performed by them to date, have received no notice of default and are not in material default under any lease, agreement or contract now in effect to which the Company is a party or by which it or its property may be bound. The Company has no present expectation or intention of not fully performing all its respective material obligations under each such lease, contract or other agreement, and the Company has no knowledge of any material breach or anticipated breach by the other party to any contract or commitment to which the Company is a party. The Company is in material compliance with all of the terms and provisions of its articles of incorporation and bylaws.

         3.31. Disclosure. Neither this Agreement, the Exchange Act Documents nor any other agreement, document, certificate or written statement furnished to the Purchasers or their special counsel by or on behalf of the Company in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. There is no fact within the knowledge of the Company that has not been disclosed herein or in writing to the Purchasers or in the Exchange Act Documents and which could have a Material Adverse Effect. Without limiting the generality of the foregoing, except as disclosed in the Exchange Act Documents, neither the Company nor any of its

       Series A Convertible Preferred Stock Purchase Agreement -- Page 20

Subsidiaries has any knowledge that there exists, or there is pending or planned, any statute, rule, law, regulation, standard or code that would have a Material Adverse Effect.

                                   ARTICLE IV

                        DEFINITIONS AND ACCOUNTING TERMS

         4.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         "Additional Shares" and "Additional Warranties" have the meanings attributable to them in Section 1.05 of this Agreement.

         "Affiliate" means any Person who, directly or indirectly, controls, is controlled by or is under common control with any other Person.

         "Agreement" means this Series A Convertible Preferred Stock Purchase Agreement as from time to time amended and in effect between the parties, including all Exhibits hereto.

         "Board of Directors" means the board of directors of the Company as constituted from time to time.

         "Closing" has the meaning attributable to it in Section 1.04 of this Agreement.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Common Stock" includes (a) the Company's Common Stock, no par value, as authorized on the date of this Agreement, (b) any other capital stock of any class or classes (however designated) of the Company, authorized on or after the date hereof, the holders of which shall have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference, and the holders of which shall ordinarily, in the absence of contingencies or in the absence of any provision to the contrary in the Articles of Incorporation, be entitled to vote for the election of a majority of directors of the Company (even though the right so to vote has been suspended by the happening of such a contingency or provision), and (c) any other securities into which or for which any of the securities described in (a) or (b) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

         "Company" means and shall include, unless otherwise specified or the context otherwise requires, FASTNET CORPORATION, a Pennsylvania corporation, and each of its predecessors, successors and assigns.

       Series A Convertible Preferred Stock Purchase Agreement -- Page 21

         "Computer Programs" means (i) any and all computer programs (consisting of sets of statements or instructions to be used directly or indirectly in a computer in order to bring about a certain result), and (ii) all associated data and compilations of data, regardless of their form or embodiment. "Computer Programs" shall include, without limitation, all source code, object code and natural language code therefor, all versions thereof, all screen displays and designs thereof, all component modules, all descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and all documentation, including without limitation user manuals and training materials, relating to any of the foregoing.

         "Consolidated" and "consolidating" when used with reference to any term defined herein mean that term as applied to the accounts of the Company and its Subsidiaries consolidated in accordance with generally accepted accounting principles.

         "Converted Shares" has the meaning attributable to it in Section 1.02 of this Agreement.

         "Edison" shall mean Edison Venture Fund IV, L.P.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Exchange Act Documents" has the meaning attributable to it in Section 3.01(a).

         "Financial Statements" has the meaning attributable to it in Section 3.12.

         "Financing Documents" has the meaning attributable to it in Section
3.02.

         "Founder" has the meaning attributable to it in Section 2.04,.

         "Indebtedness" means all obligations, contingent and otherwise, which should, in accordance with generally accepted accounting principles, be classified upon the obligor's balance sheet (or the notes thereto) as liabilities, but in any event including liabilities secured by any mortgage on property owned or acquired subject to such mortgage, whether or not the liability secured thereby shall have been assumed, and also including (i) all guaranties, endorsements and other contingent obligations, in respect of Indebtedness of others, whether or not the same are or should be so reflected in said balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business and (ii) the present value of any lease payments due under leases required to be capitalized in accordance with applicable Statements of Financial Accounting Standards, determined by discounting all such payments at the interest rate determined in accordance with applicable Statements of Financial Accounting Standards.

         "Initial Closing" has the meaning attributable to it in Section 1.05 of this Agreement.

       Series A Convertible Preferred Stock Purchase Agreement -- Page 22

         "Intellectual Property Rights" means all of the following: (i) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, re-examination, utility, model, certificate of invention and design patents, patent applications, registrations and applications for registrations, (ii) trademarks, service marks, trade dress, logos, tradenames, service names and corporate names and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) trade secrets and confidential business information, whether patentable or nonpatentable and whether or not reduced to practice, know-how, manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (vi) Computer Programs, (vii) other proprietary rights relating to any of the foregoing (including without limitation associated goodwill and remedies against infringements thereof and rights of protection of an interest therein under the laws of all jurisdictions) and (viii) copies and tangible embodiments thereof.

         "Investment Company Act" means the Investment Company Act of 1940, as amended.

         "Investor Rights Agreement" has the meaning attributable to it in
Section 2.03(i).

         "Key Employee" means and includes the President, chief executive officer, chief financial officer, chief operating officer, chief technology officer, or vice president of operations, research, development, sales or marketing.

         "Lien" means, any mortgage, pledge, assessment, securities interest, encumbrance, lien, lease, levy, claim or charge of any kind, including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction and including any lien or charge arising by statute or other law.

         "Material Adverse Change" means a material adverse change in the business, operations, affairs, or condition (financial or otherwise) of the Company and its Subsidiaries, as a whole.

         "Material Adverse Effect" has the meaning attributable to it in Section 3.09.

         "Nasdaq National Market" and "NASD" have the meanings attributable to them in Section 3.03.

         "Other Documents" has the meaning attributable to it in Section
1.05(b).

         "Person" means an individual, corporation, partnership, joint venture, trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

         "Purchaser" and "Purchasers" has the meaning attributable to those words in Section 1.01 of this Agreement and shall include the Purchasers and also any other valid holder of any of the

       Series A Convertible Preferred Stock Purchase Agreement -- Page 23

Series A Preferred Stock and any Converted Shares issued or issuable upon conversion of such Series A Preferred Stock.

         "SEC" means the U.S. Securities and Exchange Commission.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Series A Preferred Directors" has the meaning attributable to Section
2.06 of this Agreement.

         "Series A Preferred Stock" means the Series A Convertible Preferred Stock of the Company, no par value, having the preferences, voting powers, qualifications and special or relative rights or privileges set forth in Exhibit 1.01A hereto.

         "Series A Statement" has the meaning attributable to it in Section
2.03.

         "Shares" has the meaning attributable to it in Section 1.04 of this Agreement.

         "Shareholders Agreement" has the meaning attributable in Section
2.03(f).

         "Subsequent Closing" has the meaning attributable to it in Section 1.05 of this Agreement.

         "Subsidiary" or "Subsidiaries" means any corporation or trust of which the Company and/or any of its other Subsidiaries directly or indirectly owns at the time outstanding shares of every class of such corporation or trust other than directors' qualifying shares comprising at least fifty percent (50%) of the voting power of such corporation or trust.

         "Warrant" and "Warrant Shares" have the meaning attributable to them in
Section 1.03 of this Agreement.

         4.02. Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles consistently applied, and all financial data submitted pursuant to this Agreement shall be prepared in accordance with such principles.

                                    ARTICLE V
                                  MISCELLANEOUS

         5.01. No Waiver; Cumulative Remedies. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

       Series A Convertible Preferred Stock Purchase Agreement -- Page 24

         5.02. Amendments, Waivers and Consents. Except as otherwise provided in this Agreement, changes in or additions to this Agreement may be made, and compliance with any covenant or provision set forth herein may be omitted or waived, with the written consent of the Company if the Company (i) shall obtain consent thereto in writing from the holder or holders of at least a majority in interest of the Series A Preferred Shares, and (ii) shall deliver copies of such consent in writing to any holders of any Shares who did not execute such consent. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. Notwithstanding anything to the contrary contained herein, any amendment which
(i) increases any Purchaser's obligations hereunder, or (ii) grants to any one or more Purchasers any rights more favorable than any rights granted to all other Purchasers hereunder, must be approved by each Purchaser so as to be effective against such Purchaser.

         5.03. Addresses for Notices. All notices, requests, demands and other communications provided for hereunder shall be in writing (including facsimile communication) and mailed, faxed or delivered to each applicable party at the address set forth in Exhibit 1.01 hereto or at such other address as to which such party may inform the other parties in writing in compliance with the terms of this Section.

         If to any other holder of the Shares: at such holder's address for notice as set forth in the register maintained by the Company, or, as to each of the foregoing, at the addresses set forth on Exhibit 1.01 hereto or at such other address as shall be designated by such Person in a written notice to the other parties complying as to delivery with the terms of this Section.

         If to the Company: at the address set forth on page 1 hereof, or at such other address as shall be designated by the Company in a written notice to the other parties complying as to delivery with the terms of this Section.

         All such notices, requests, demands and other communications shall, when mailed (which mailing must be accomplished by first class mail, postage prepaid; express overnight courier service; or registered mail, return receipt requested) or transmitted by facsimile, be effective three days after deposited in the mails or upon transmission by facsimile, respectively, addressed as aforesaid, unless otherwise provided herein.

         5.04. Costs, Expenses and Taxes. The Company agrees to pay in connection with the preparation, execution and delivery of this Agreement and the issuance of the Preferred Shares, the fees and expenses of Testa, Hurwitz & Thibeault, LLP, special counsel for the Purchasers; provided, however, after the Company has paid $30,000 in fees and expenses, the Company will only be obligated to pay fifty percent (50%) of any additional fees and expenses, with the Purchasers paying the remaining fifty percent (50%). In addition, the Company shall pay any and all stamp and other taxes payable or determined to be payable in connection with the execution and delivery of this Agreement, the issuance of the Preferred Shares and the other instruments and documents to be delivered hereunder or thereunder, and agrees to hold the Purchasers

       Series A Convertible Preferred Stock Purchase Agreement -- Page 25

harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes.

         5.05. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and the Purchasers and their respective heirs, successors and valid assigns, except no party hereto shall have the right to delegate any of its respective obligations hereunder or to assign its respective rights hereunder or any interest herein without the prior written consent of the holders of at least a majority in interest of the Shares.

         5.06. Prior Agreements. This Agreement constitutes the entire agreement between the parties and supersedes any prior understandings or agreements concerning the purchase and sale of the Shares.

         5.07. Severability. The provisions of this Agreement and the terms of the Series A Preferred Stock are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of a provision contained in this Agreement or the Preferred Stock shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement or the terms of the Series A Preferred Stock; but this Agreement and the terms of the Series A Preferred Stock shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

         5.08. Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the internal laws of the Commonwealth of Pennsylvania, without regard to its principles of conflicts of laws.

         5.09. Headings. Article, Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

         5.10. Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

         5.11. Further Assurances. From and after the date of this Agreement, upon the request of any Purchaser or the Company, the Company and the Purchasers shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the Shares.

       Series A Convertible Preferred Stock Purchase Agreement -- Page 26

         5.12 Survival of Representations and Warranties. The representations and warranties set forth in this Agreement shall survive until the expiration of twelve (12) months following the Subsequent Closing and be of no further force or effect after such expiration, except with respect to any action commenced prior to such expiration and except that the representations and warranties set forth in Sections 3.20, 3.24, 3.26, 3.27 and 3.29 shall survive for the applicable statutory period.

         5.13 Shareholder Approval. The Company covenants and agrees that it shall, promptly after the date hereof but in any event within 45 days of the date hereof, convene a meeting of its shareholders at which it shall seek their approval to issue the securities to be sold to the Purchasers (including any Additional Purchasers) at the Subsequent Closing in light of the overall transactions contemplated hereby (the "Shareholder Approval"). The Board of Directors of the Company shall recommend the transactions contemplated hereby to the Company's shareholders and request that they approve such issuance.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

       Series A Convertible Preferred Stock Purchase Agreement -- Page 27


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as an instrument under seal as of the date first above written.

                                   **********

THE COMPANY:                           PURCHASERS:

FASTNET CORPORATION                    EDISON VENTURE FUND IV, L.P.
                                       By:      EDISON PARTNERS IV, L.P.
                                           ---------------------------------
By: /s/ Stephen Hurly
    ------------------------------
     Name: Stephen Hurly               By: /s/ Bruce Luehrs
           -----------------------         ---------------------------------
     Title: President & CEO                Bruce Luehrs, General Partner
            ----------------------



                                       STRATTECH PARTNERS I, L.P.
                                       By:     Strattech Partners, LLC
                                           ---------------------------------

                                       By: /s/ Steve Holstad, Jr.
                                           ---------------------------------
                                            Name:  Steve Holstad, Jr.
                                                  --------------------------
                                            Title:  Managing Director
                                                   -------------------------

                                                                    EXHIBIT 1.01
                                                                    ------------


                                 INITIAL CLOSING

---------------------------- ------------------ ----------------- --------------
                             SERIES A PREFERRED   COMMON STOCK      AGGREGATE
    NAME OF PURCHASER               SHARES      PURCHASE WARRANTS PURCHASE PRICE
---------------------------- ------------------ ----------------- --------------

Edison Venture Fund IV, L.P.       2,088,684           522,171    $1,905,924.15

Strattech Partners I, L.P.           417,737           104,434      $381,185.01


                      TOTAL:       2,506,421           626,605    $2,287,109.16




                               SUBSEQUENT CLOSING

---------------------------- ------------------ ----------------- --------------
                             SERIES A PREFERRED   COMMON STOCK      AGGREGATE
    NAME OF PURCHASER               SHARES      PURCHASE WARRANTS PURCHASE PRICE
---------------------------- ------------------ ----------------- --------------

Edison Venture Fund IV, L.P.         658,569           164,642      $600,944.21

Strattech Partners I, L.P.           131,714            32,929      $120,189.03

                                                                          Up to
Additional Purchasers        Up to 2,197,801     Up to 549,451    $2,005,493.42

                      TOTAL:       2,988,084           747,022    $2,726,626.66

                                                                       EXHIBIT 4
                                                                       ---------

                            INVESTOR RIGHTS AGREEMENT


                                September 5, 2001

To each of the several Purchasers named in
Exhibit 1.01 to the Series A Convertible
Preferred Stock Purchase Agreement of
even date herewith (the "Investors")

         This will confirm that in consideration of (i) the Investors' agreement on the date hereof to purchase up to an aggregate of 5,494,505 shares (the "Preferred Shares") of Series A Convertible Preferred Stock, no par value ("Preferred Stock"), of FASTNET CORPORATION, a Pennsylvania corporation (together with all of its subsidiaries, the "Company"), pursuant to the Series A Convertible Preferred Stock Purchase Agreement of even date herewith (the "Purchase Agreement") between the Company and the Investors and as an inducement to the Investors to consummate the transactions contemplated by the Purchase Agreement.

         1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

               "Board of Directors" shall mean the board of directors of the Company as constituted from time to time.

               "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

               "Commission" shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

               "Common Stock" shall mean the Common Stock, no par value, of the Company, as constituted as of the date of this Agreement.

               "Conversion Shares" shall mean shares of Common Stock issued or issuable upon conversion of the Preferred Shares and/or upon exercise of the Warrants.

               "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

               "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                       Investor Rights Agreement - Page 2

               "Indebtedness" shall mean all obligations, contingent and otherwise, which should, in accordance with generally accepted accounting principles, be classified upon the obligor's balance sheet (or the notes thereto) as liabilities, but in any event including liabilities secured by any mortgage on property owned or acquired subject to such mortgage, whether or not the liability secured thereby shall have been assumed, and also including (i) all guaranties, endorsements and other contingent obligations, in respect of Indebtedness of others, whether or not the same are or should be so reflected in said balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business and (ii) the present value of any lease payments due under leases required to be capitalized in accordance with applicable Statements of Financial Accounting Standards, determined by discounting all such payments at the interest rate determined in accordance with applicable Statements of Financial Accounting Standards.

               "Key Employee" or "Key Employees" shall mean and include the President, chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents of operations, research, development, sales or marketing.

               "Material Adverse Change" shall mean a material adverse change in the business, operations, affairs, or condition (financial or otherwise) of the Company.

               "Person or Persons" shall mean an individual, corporation, partnership, joint venture, trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

               "Registration Expenses" shall mean the expenses so described in
Section 9.

               "Reserved Employee Shares" shall mean shares of Common Stock issued pursuant to stock purchase, stock grant or stock option arrangements for employees, directors or consultants or advisors of the Company, all under arrangements approved by the Compensation Committee of the Board of Directors.

               "Restricted Stock" shall mean the Conversion Shares; provided that a Conversion Share shall only be treated as Restricted Stock if and so long as (a) it has not been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, (b) it has not been sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions, and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale, and (c) it may not be publicly sold pursuant to paragraph (k) of Rule 144 (or any similar provision then in force) under the Securities Act.

               "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

               "Selling Expenses" shall mean the expenses so described in
Section 9.

                       Investor Rights Agreement - Page 3

               "Subsidiary" or "Subsidiaries" shall mean any corporation or trust of which the Company and/or any of its other Subsidiaries (as herein defined) directly or indirectly owns at the time outstanding shares of every class of such corporation or trust other than directors' qualifying shares comprising at least fifty percent (50%) of the voting power of such corporation or trust.

               "Warrants" means the warrants exercisable for Common Stock issued pursuant to the Purchase Agreement.

         2. Restrictive Legend. Each certificate representing Preferred Shares, Conversion Shares or Restricted Stock shall, except as otherwise provided in this Section 2 or in Section 3, be stamped or otherwise imprinted with a legend substantially in the following form:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD, ASSIGNED MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS, OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH SALE, TRANSFER OR ASSIGNMENT."

         3. Legends with Respect to Transfers. Each certificate for Preferred Shares, Conversion Shares or Restricted Stock that is transferred to another party shall bear the legend set forth in Section 2, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act), (ii) such transfer is effected pursuant to a registration statement under the Securities Act or (iii) in the opinion of counsel to the Company or an Investor the transferee and any subsequent transferee (other than an affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act.

         4. [intentionally omitted]

         5. Incidental Registration. If the Company at any time (other than pursuant to Section 6) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to corporate reorganizations, transactions under Rule 145 of the Securities Act or registration statements on Forms S-4, S-8 or another form not available for registering the Restricted Stock for sale to the public), each such time it will give written notice to all holders of outstanding Restricted Stock of its intention so to do. Upon the written request of any such holder, received by the Company within 30 days after the giving of any such notice by the Company,

                       Investor Rights Agreement - Page 4

to register any of its Restricted Stock, the Company will use its best efforts to cause the Restricted Stock as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the holder of such Restricted Stock so registered. In the event that any registration pursuant to this Section 5 shall be, in whole or in part, an underwritten public offering of Common Stock, the number of shares of Restricted Stock to be included in such an underwriting may be reduced (PRO RATA among the requesting holders based upon the number of shares of Restricted Stock owned by such holders) if and to the extent that the managing underwriter shall be of the opinion that such inclusion would materially adversely affect the offering price of the securities to be sold by the Company therein, PROVIDED, HOWEVER, that such number of shares of Restricted Stock shall not be reduced until all shares to be included in such underwriting for the account of any person other than the Company and the requesting holders of Restricted Stock are first excluded, and PROVIDED, FURTHER, HOWEVER, that in no event may less than twenty percent (20%) of the total number of shares of Common Stock to be included in such underwriting be made available for shares of Restricted Stock unless all other shares are first excluded from such offering and the managing underwriter shall in good faith advise the holders proposing to distribute their securities through such underwriting that such level of participation would, in its opinion, materially adversely affect the offering price and its ability to complete the offering and shall specify the number of shares of Restricted Stock which, in its opinion, can be included in the registration and underwriting without such an effect. The Company shall have the right to terminate or withdraw any registration initiated by it under this
Section 5 prior to the effectiveness of such registration whether or not any holder of Restricted Stock has elected to include securities in such registration. The registration expenses of such withdrawn registration shall be borne by the Company in accordance with Section 7 hereof.

         6. Registration on Form S-3.

               (a) If at any time (i) a holder or holders of Restricted Stock request that the Company file a registration statement on Form S-3 or any successor thereto for a public offering of all or any portion of the shares of Restricted Stock held by such requesting holder or holders which has an anticipated aggregate price to the public (prior to underwriters commissions and discounts) that would exceed $1,000,000, and (ii) the Company is a registrant entitled to use Form S-3 or any successor thereto to register such shares, then the Company shall use its best efforts to register under the Securities Act on Form S-3 or any successor thereto, for public sale in accordance with the method of disposition specified in such notice, the number of shares of Restricted Stock specified in such notice.

               (b) Following receipt of any notice under this Section 6, the Company shall immediately notify all holders of Restricted Stock and Preferred Shares from whom notice has not been received and such holders shall then be entitled within 30 days thereafter to request the Company to include in the requested registration all or any portion of their shares of Restricted Stock. The Company shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition described in paragraph
(a) above, the number of shares of Restricted Stock specified in such notice (and in all notices received by the Company from other holders within 30 days after the giving of such notice by the Company).

                       Investor Rights Agreement - Page 5

               (c) The Company shall be entitled to include in any registration statement referred to in this Section 6 shares of Common Stock to be sold by the Company for its own account, except as and to the extent that, in the opinion of the managing underwriter, such inclusion would adversely affect the marketing of the Restricted Stock to be sold. No other shares may be included in such registration statement. Except for registration statements on Form S-4, S-8 or any successor thereto, the Company will not file with the Commission any other registration statement with respect to its Common Stock, whether for its own account or that of other shareholders, from the date of receipt of a notice from requesting holders requesting sale pursuant to an underwritten offering pursuant to this Section 6 until the completion of the period of distribution of the registration contemplated thereby.

               (d) If in the opinion of the managing underwriter the inclusion of all of the Restricted Stock requested to be registered under this Section 6 would adversely affect the marketing of such shares, shares to be sold by the holders of Restricted Stock, if any, shall be excluded only after any shares to be sold by the Company have been excluded, in such manner that the shares to be sold shall be allocated among the selling holders PRO RATA based on their ownership of Restricted Stock.

Notwithstanding anything to the contrary in this Section 6, the Company shall not be required to effect any such registration, qualification or compliance pursuant to this Section 6:

                  (i) if the Company has, within the six month period preceding the date of such request, already effected a registration on Form S-3 for the holders of Restricted Stock pursuant to this Section 6;

                  (ii) if the Company shall furnish to the holders of Restricted Stock a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board of Directors, there exists at the time material non-public information relating to the Company the disclosure of which would be required in such registration statement, and which disclosure would be seriously detrimental to the Company and its shareholders, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than ninety (90) days after receipt of the request of the holders of Restricted Stock under this Section 6; provided, that such right to delay a request shall be exercised by the Company not more than once in any twelve month period;

                  (iii) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance (provided the Company has not already executed such a consent or is already qualified to do business in such jurisdiction).

         7. Registration Procedures. If and whenever the Company is required by the provisions of Sections 5 or 6 to use its best efforts to effect the registration of any shares of Restricted Stock under the Securities Act, the Company will, as expeditiously as possible:

                       Investor Rights Agreement - Page 6

               (a) prepare and file with the Commission a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

               (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified in paragraph (a) above and comply with the provisions of the Securities Act with respect to the disposition of all Restricted Stock covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

               (c) furnish to each seller of Restricted Stock and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such registration statement;

               (d) use its commercially reasonable efforts to register or qualify the Restricted Stock covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Restricted Stock or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, PROVIDED, HOWEVER, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

               (e) use its commercially reasonable efforts to list the Restricted Stock covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

               (f) provide a transfer agent and registrar for all such Restricted Stock, not later than the effective date of such registration statement;

               (g) immediately notify each seller of Restricted Stock and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing. The holders of Restricted Stock covered by such registration statement agree upon receipt of such notice forthwith to cease making offers and sales of Restricted Stock pursuant to such registration statement or deliveries of the prospectus contained therein for any purpose until the Company has prepared and furnished such amendment or supplement to the prospectus as may be necessary so that, as thereafter delivered to purchasers of such Restricted Stock, such prospectus shall not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company shall use

                       Investor Rights Agreement - Page 7

best efforts to prepare and furnish such amendment or supplement to the prospectus within a commercially reasonable period of time;

               (h) use its best efforts to furnish on the date that such Restricted Stock is delivered to the underwriters for sale, if such securities are being sold through underwriters: (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters and to such seller and (ii) a letter dated as of such date from the independent certified public accountants of the Company, in form and substance as is customarily given by the independent certified public accountants to underwriters in an underwritten public offering addressed to the underwriters and to such seller;

               (i) make available for inspection by each seller of Restricted Stock, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement, except that the Company may refuse to provide such information or access to any person that the Board of Directors reasonably concludes is a competitor of the Company;

               (j) advise each selling holder of Restricted Stock, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose and promptly use all reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

               (k) cooperate with the selling holders of Restricted Stock and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Restricted Stock to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriters may request at least two business days prior to any sale of Restricted Stock; and

               (l) permit Edison Venture Fund IV, L.P. ("Edison") or any affiliate or limited partner of Edison that is a holder of Restricted Stock which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included, subject to review by the Company and its counsel after consultation with such holder.

         For purposes of Section 7(a) and 7(b) and of Section 6(c), the period of distribution of Restricted Stock in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Restricted Stock in any other registration shall be deemed to extend until

                       Investor Rights Agreement - Page 8

the earlier of the sale of all Restricted Stock covered thereby and 120 days after the effective date thereof.

         In connection with each registration hereunder, the sellers of Restricted Stock will furnish to the Company in writing such information with respect to themselves and the proposed distribution by them as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws.

         In connection with each registration pursuant to Sections 5 or 6 covering an underwritten public offering, the Company and each seller agree to enter into a written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature.

         8. Assignment of Registration Rights. The registration rights of holders of Restricted Stock pursuant to Sections 5 and 6 hereof may be assigned by a holder to a transferee or assignee of Restricted Stock which (a) is a subsidiary, parent, general partner, limited partner, retired partner, member, retired member or affiliate of such holder, (b) is a holder's immediate family member or a trust for the benefit of an individual holder or immediate family members, or (c) acquires at least 25% of the Restricted Stock held by the transferring holder (as adjusted for stock splits and the like); PROVIDED, HOWEVER, (i) the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned, and (ii) such transferee shall agree to be subject to all restrictions set forth in this Agreement.

         9. Expenses. All expenses incurred by the Company in complying with Sections 5 and 6, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance, and fees and disbursements of one counsel for the sellers of Restricted Stock, but excluding any Selling Expenses, are called "Registration Expenses". All underwriting discounts and selling commissions applicable to the sale of Restricted Stock are called "Selling Expenses". The Company shall not, however, be required to pay for Registration Expenses regarding any registration proceeding begun pursuant to Section 6, the request of which has been subsequently withdrawn by the holders of Restricted Stock making such request (and such holders will indemnify the Company against all such reasonable Registration Expenses) unless (a) the withdrawal is based upon material adverse information concerning the Company (including a material drop in the market price of the Company's Common Stock) of which such holders of Restricted Stock were not aware at the time of such request, or (b) such holders of Restricted Stock agree to forfeit their right to one requested registration pursuant to Section 6, in which event such right shall be forfeited by all holders of Restricted Stock. If the holders of Restricted Stock are required to pay the Registration Expenses, such expenses shall be borne by the holders of securities (including Restricted Stock) requesting such registration in proportion to the number of shares for which registration was requested.

                       Investor Rights Agreement - Page 9

         The Company will pay all Registration Expenses in connection with each registration statement under Sections 5 or 6. All Selling Expenses in connection with each registration statement under Sections 5 or 6 shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

         10. Indemnification and Contribution.

               (a) In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Sections 5 or 6, the Company will indemnify and hold harmless each seller of such Restricted Stock thereunder, each underwriter of such Restricted Stock thereunder and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Sections 5 or 6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such seller, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, PROVIDED, HOWEVER, that the indemnity agreement contained in this Section 10(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company; and PROVIDED, FURTHER, HOWEVER, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by any such seller (or such seller's partner, officer, director, or controlling person), any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus.

               (b) In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Sections 5 or 6, each seller of such Restricted Stock thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Sections 5 or 6, any preliminary prospectus or final prospectus contained therein,

                       Investor Rights Agreement - Page 10

or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, PROVIDED, HOWEVER, that the indemnity agreement contained in this Section 10(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the each seller; PROVIDED, FURTHER, HOWEVER that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus, and PROVIDED, FINALLY, HOWEVER, that the liability of each seller hereunder shall be limited to the net proceeds received by such seller from the sale of Restricted Stock covered by such registration statement.

               (c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 10 and shall only relieve it from any liability which it may have to such indemnified party under this Section 10 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 10 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, PROVIDED, HOWEVER, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

               (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Restricted Stock exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 10 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or

                       Investor Rights Agreement - Page 11

the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 10 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 10; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the public offering price of its Restricted Stock offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; PROVIDED, HOWEVER, that, in any such case, (A) no such holder will be required to contribute any amount in excess of the public offering price of all such Restricted Stock offered by it pursuant to such registration statement; and
(B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

               (e) The obligations of the Company and holders of Restricted Stock under this Section 10 shall survive completion of any offering which includes Restricted Stock in a registration statement and the termination of this Agreement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a general release from all liability in respect to such claim or litigation.

         11. Changes in Common Stock or Preferred Stock. If, and as often as, there is any change in the Common Stock or the Preferred Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock and the Preferred Stock as so changed.

         12. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Stock to the public without registration, at all times after 90 days after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

               (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

               (b) use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

               (c) so long as a holder owns any Restricted Stock, furnish to each holder of Restricted Stock forthwith upon request a written statement by the Company as to its compliance

                       Investor Rights Agreement - Page 12

with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Restricted Stock without registration.

         13.  Right of First Refusal

               (a) Right of First Refusal. The Company shall not issue, sell or exchange, agree or obligate itself to issue, sell or exchange any (i) shares of Common Stock, (ii) any other equity security of the Company, including without limitation, Preferred Shares, (iii) any debt security of the Company (other than debt with no equity feature) including without limitation, any debt security which by its terms is convertible into or exchangeable for any equity security of the Company, (iv) any security of the Company that is a combination of debt and equity, or (v) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such equity security or any such debt security of the Company, unless in each case the Company shall have first offered to sell such securities (the "Offered Securities") to the Investors (each an "Offeree" and collectively, the "Offerees") as follows: Each Offeree shall have the right to purchase (x) that portion of the Offered Securities as the number of shares of Restricted Stock then held by such Offeree bears to the total number of shares of Restricted Stock held on such date by all Offerees (the "Basic Amount"), and
(y) such additional portion of the Offered Securities as such Offeree shall indicate it will purchase should the other Offerees subscribe for less than their Basic Amounts (the "Undersubscription Amount"), at a price and on such other terms as shall have been specified by the Company in writing delivered to such Offeree (the "Offer"), which Offer by its terms shall remain open and irrevocable for a period of twenty (20) days from receipt of the offer.

               (b) Notice of Acceptance. Notice of each Offeree's intention to accept, in whole or in part, any Offer made pursuant to Section 13(a) shall be evidenced by a writing signed by such Offeree and delivered to the Company prior to the end of the 20-day period of such offer, setting forth such of the Offeree's Basic Amount as such Offeree elects to purchase and, if such Offeree shall elect to purchase all of its Basic Amount, such Undersubscription Amount as such Offeree shall elect to purchase (the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Offerees are less than the total Offered Securities, then each Offeree who has set forth Undersubscription Amounts in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, all Undersubscription Amounts it has subscribed for; PROVIDED, HOWEVER, that should the Undersubscription Amounts subscribed for exceed the difference between the Offered Securities and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Offeree who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Undersubscription Amount subscribed for by such Offeree bears to the total Undersubscription Amounts subscribed for by all Offerees, subject to rounding by the Board of Directors to the extent it reasonably deems necessary.

                       Investor Rights Agreement - Page 13

               (c) Conditions to Acceptances and Purchase.

                   (i) Permitted Sales of Refused Securities. In the event that Notices of Acceptance are not given by the Offerees in respect of all the Offered Securities, the Company shall have ninety (90) days from the expiration of the period set forth in Section 13(a) to close the sale of all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Offerees (the "Refused Securities") to the Person or Persons specified in the Offer, but only in all respects upon terms and conditions, including, without limitation, unit price and interest rates, which are no more favorable, in the aggregate, to such other Person or Persons or less favorable to the Company than those set forth in the Offer.

                   (ii) Reduction in Amount of Offered Securities. In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 13(c)(i) above), then each Offeree may, at its sole option and in its sole discretion, reduce the number of, or other units of the Offered Securities specified in its respective Notices of Acceptance to an amount which shall be not less than the amount of the Offered Securities which the Offeree elected to purchase pursuant to Section 13(b) multiplied by a fraction, (i) the numerator of which shall be the amount of Offered Securities which the Company actually proposes to sell, and (ii) the denominator of which shall be the amount of all Offered Securities. In the event that any Offeree so elects to reduce the number or amount of Offered Securities specified in its respective Notices of Acceptance, the Company may not sell or otherwise dispose of more than the reduced amount of the Offered Securities until such securities have again been offered to the Offerees in accordance with
Section 13(a).

                   (iii) Closing. Upon the closing of the sale to such other Person or Persons of all or less than all the Refused Securities, the Offerees shall purchase from the Company, and the Company shall sell to the Offerees, the number of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 13(c)(ii) if the Offerees have so elected, upon the terms and conditions specified in the Offer. The purchase by the Offerees of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Offerees of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Offerees and their respective counsel.

               (d) Further Sale. In each case, any Offered Securities not purchased by the Offerees or other Person or Persons in accordance with Section 13(c) may not be sold or otherwise disposed of until they are again offered to the Offerees under the procedures specified in Sections 13(a), 13(b) and 13(c).

               (e) Waiver of Right of First Refusal. The rights of the Investors pursuant to this Section 13 may be waived as to all of such Investors by the affirmative vote or written consent of holders of at least a majority in interest of the then outstanding Restricted Stock, and any such waiver shall be binding on all Investors, even if any of such Investors do not execute such waiver and irrespective of whether one or more Investors participates in the purchase of the Offered Securities.

                       Investor Rights Agreement - Page 14

               (f) Exception. The rights of the Investors under this Section 13 shall not apply to:

                   (i) Common Stock issued as a stock split or as a stock dividend to holders of Common Stock or upon any subdivision or combination of shares of Common Stock,

                   (ii) Preferred Stock issued as a dividend to holders of Preferred Stock upon any subdivision or combination of shares of Preferred Stock,

                   (iii) the Conversion Shares,

                   (iv) any Reserved Employee Shares, and the shares of Common Stock issuable upon exercise thereof,

                   (v) any shares of capital stock issued pursuant to any of the rights, options, warrants or agreement outstanding on the date hereof and listed on Schedule I hereto,

                   (vi) any securities issued pursuant to the acquisition of another entity by the Company by merger (whereby the Company owns no less than 51% of the voting power of such corporation) or purchase of substantially all of such entity's stock or assets, if such merger or purchase is approved by the Board of Directors (which approval shall include the affirmative vote or consent of the directors elected by the holders of Preferred Stock),

                   (vii) any securities issued in connection with a strategic partnership, joint venture or other similar agreement, provided that such is approved by a majority of the Board of Directors and such majority includes the directors elected by the holders of Preferred Stock, and

                   (viii) any warrants to purchase Common Stock issued in connection with a bank loan, lease, equipment financing arrangement or debt financing with a financial institution or the issuance of Common Stock upon the exercise of any such warrant provided that such is approved by a majority of the Board of Directors and such majority includes the directors elected by the holders of the Preferred Stock.

         14. Covenants of the Company. For so long as at least 25% of the Preferred Shares issued under the Purchase Agreement remain outstanding, the Company will comply with the covenants set forth below:

               (a) Affirmative Covenants of the Company Other Than Reporting Requirements. Without limiting any other covenants and provisions hereof, and except to the extent the following covenants and provisions of this Section 14(a) are waived in any instance by the holders of a majority in interest of the holders of Restricted Stock, the Company covenants and agrees that for so long as any shares of Preferred Stock are outstanding it will perform and observe the following covenants and provisions, and will cause each Subsidiary, if and when such Subsidiary exists, to perform and observe such of the following covenants and provisions as are applicable to such Subsidiary:

                       Investor Rights Agreement - Page 15

                   (i) Preservation of Corporate Existence. Preserve and maintain, and, unless the Company deems it not to be in its best interests, cause each Subsidiary to preserve and maintain, its corporate existence, rights, franchises and privileges in the jurisdiction of its incorporation, and qualify and remain qualified, and cause each Subsidiary to qualify and remain qualified, as a foreign corporation in each jurisdiction in which such qualification is necessary or desirable in view of its business and operations or the ownership or lease of its properties. Secure, preserve and maintain, and cause each Subsidiary to secure, preserve and maintain, all licenses and other rights to use intellectual property rights owned or possessed by it and deemed by the Company to be necessary to the conduct of its business and the businesses of its Subsidiaries, taken as a whole.

                   (ii) Compliance with Laws. Comply, and cause each Subsidiary to comply, with the requirements of all applicable laws, rules, regulations and orders of any governmental authority, where noncompliance would have a Material Adverse Effect.

                   (iii) Inspection. Permit, upon reasonable request and notice, each of the Investors or any agents or representatives thereof, to examine and make copies of and extracts from the books of account of, and visit and inspect the properties of the Company and any Subsidiary, to discuss the affairs, finances and accounts of the Company and any Subsidiary with any of its officers, directors or Key Employees and independent accountants, and consult with and advise the management of the Company and any Subsidiary as to their affairs, finances and accounts, all at reasonable times during normal business hours. Subject to the disclosure of information of a non-technical nature, including financial information, which such Investor discloses to its partners and/or shareholders generally, each Investor agrees that it will keep confidential and will not disclose or divulge any confidential, proprietary or secret information which such Investor may obtain from the Company pursuant to financial statements, reports and other materials submitted by the Company as required hereunder, or pursuant to visitation or inspection rights granted hereunder unless such information is or becomes known to the Investor from a source other than the Company or is or becomes publicly known, or unless the Company gives its written consent to such Investor's release of such information, except that no such written consent shall be required (and the Investor shall be free to release such information to such recipient) if such information is to be provided to the Investor's counsel or accountant, or to an officer, director or partner of such Investor, provided that the Investor shall inform the recipient of the confidential nature of such information, and shall instruct the recipient to treat the information as confidential.

                   (iv) Maintenance of Properties. Maintain and preserve, and cause each Subsidiary to maintain and preserve, all of its properties and assets, necessary for the proper conduct of its business, in good repair, working order and condition, ordinary wear and tear excepted.

                   (v) Budgets Approval. Not later than 30 days prior to the commencement of each fiscal year, prepare and submit to, and obtain the approval of a majority of the Board of Directors of, a business plan and monthly operating budgets in detail for the upcoming fiscal year, including capital and operating expense budgets, cash flow projections and

                       Investor Rights Agreement - Page 16

profit and loss projections, all itemized in reasonable detail (including itemization of provisions for officers' compensation).

                   (vi) [intentionally omitted]

                   (vii) By-laws. Within 180 days of this Agreement (and at all times thereafter), cause the bylaws of the Company to provide that, unless otherwise required by the laws of the Commonwealth of Pennsylvania any two directors shall have the right to call a meeting of the Board of Directors. At all times maintain provisions in the bylaws or articles of incorporation of the Company indemnifying all directors against liability to the maximum extent permitted under the laws of Commonwealth of Pennsylvania.

                   (viii) [intentionally omitted]

                   (ix) Meetings of Directors. Hold meetings of the Company's Board of Directors not less than four (4) times a year on a quarterly basis.

                   (x) Expenses of Directors. Promptly reimburse in full, each director of the Company who is not an employee of the Company for all of his reasonable, documented out-of-pocket expenses incurred in attending each meeting of the Board of Directors of the Company or any committee thereof.

                   (xi) Continued Business Operations. Use commercially reasonable efforts to cause its officers and Key Employees to refrain from carrying on any for-profit business activity outside of the Company.

               (b) Negative Covenants of the Company. Without limiting any other covenants and provisions hereof, the Company covenants and agrees that, for so long as any shares of Preferred Stock are outstanding, it will comply with and observe the following covenants and provisions, and will cause each Subsidiary, if and when such Subsidiary exists, to comply with and observe such of the following covenants and provisions as are applicable to such Subsidiary, and will not, without the written consent or waiver of a majority in interest of the holders of Restricted Stock:

                   (i) Restrictions on Indebtedness. Create, incur or assume, or permit any Subsidiary to create, incur or assume, more than $2,000,000 of additional Indebtedness after September 5, 2001, other than Indebtedness (i) incurred to refinance existing Indebtedness of the Company provided that the outstanding principal amount of the Indebtedness so retired equals or exceeds the aggregate principal amount of the Indebtedness so incurred or (ii) the conversion of any of the Company's capital leases existing on September 5, 2001 into other Indebtedness provided that the aggregate amount owed under such capital lease immediately prior to conversion equals or exceeds the aggregate principal amount of the Indebtedness so incurred, or (iii) incurred as trade payables in the ordinary course of the Company's business consistent with past practices;

                       Investor Rights Agreement - Page 17

                   (ii) Distributions. Declare or pay any dividends, purchase, redeem, retire, or otherwise acquire for value any of its capital stock (or rights, options or warrants to purchase such shares) now or hereafter outstanding, return any capital to its shareholders as such, or make any distribution of assets to its shareholders as such, or permit any Subsidiary to do any of the foregoing (such transactions being hereinafter referred to as "Distributions"), except that any such Subsidiary may declare and make payment of cash and stock dividends, return capital and make distributions of assets to the Company, and except as specifically provided for in the Company's Amended and Restated Articles of Incorporation, as amended (the "Articles"); PROVIDED, HOWEVER, that nothing herein contained shall prevent the Company from:

                   (x) effecting a stock split (except for a reverse stock split) or declaring or paying any dividend consisting of shares of any class of capital stock to the holders of shares of such class of capital stock, or

                   (y) redeeming any stock of a deceased shareholder out of insurance held by the Company on that shareholder's life, or

                   (z) repurchasing the shares of Common Stock held by officers, employees, directors or consultants of the Company which are subject to restrictive stock purchase agreements under which the Company has the option to repurchase such shares upon the occurrence of certain events, including the termination of employment, at a price not in excess of the original purchase price paid to the Company by such officer, employee, director or consultant for such shares, if in the case of any such transaction the payment can be made in compliance with the other terms of this Agreement.

                   (iii) Change in Nature of Business. Make or permit any Subsidiary to make, any material change in the nature of its business as contemplated in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001.

                   (iv) Issuance of Reserved Employee Shares. Grant any options or other rights to purchase Reserved Employee Shares unless authorized by vote of the Company's Board of Directors or its Compensation Committee.

                   (v) Amendments to the Existing Investor Rights Agreement. Amend, modify, waive or change any provision or term of the of the Investor Rights Agreement dated August 3, 1999, or admit any additional parties thereto, without the prior written consent of the holders of a majority of the Restricted Stock.

         15. Representations and Warranties of the Company. The Company represents and warrants to you as follows:

               (a) The execution, delivery and performance of this Agreement by the Company have been duly authorized by all requisite corporate action and will not violate any provision of law, or any rule or order of any court or other agency of government, the Articles or

                       Investor Rights Agreement - Page 18

By-laws of the Company or any provision of any indenture, agreement or other instrument to which it or any or its properties or assets is bound, conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Company.

               (b) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

         16. Miscellaneous.

               (a) All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including without limitation transferees of any Preferred Shares or Restricted Stock), whether so expressed or not.

               (b) All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by telecopier or telex, addressed as follows:

               if to the Company or any other party hereto, at the address of such party set forth in the Purchase Agreement;

               if to any subsequent holder of Preferred Shares, Conversion Shares or Restricted Stock, to it at such address as may have been furnished to the Company in writing by such holder;

or, in any case, at such other address or addresses as shall have been furnished in writing to the Company (in the case of a holder of Preferred Shares, Conversion Shares or Restricted Stock) or to the holders of Preferred Shares, Conversion Shares or Restricted Stock (in the case of the Company) in accordance with the provisions of this paragraph.

               (c) This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without regard to its principles of conflicts of laws.

               (d) This Agreement may not be amended or modified, and no provision hereof may be waived, without the written consent of the Company and the holders of at least a majority in interest of the Restricted Stock.

               (e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                       Investor Rights Agreement - Page 19

               (f) The Company shall not grant to any third party any registration rights more favorable than or inconsistent with any of those contained herein, so long as any of the registration rights under this Agreement remains in effect.

               (g) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

               (h) The Additional Purchasers (as defined in the Purchase Agreement) shall become parties to this Agreement, and shall be entitled to all of the benefits to and shall be subject to all of the obligations of "Investors" under this Agreement, all upon execution by such Additional Purchaser of a counterpart signature page to this Agreement.

                       Investor Rights Agreement - Page 20


         Please indicate your acceptance of the foregoing by signing and returning the enclosed counterpart of this letter, whereupon this Agreement shall be a binding agreement between the Company and you.

                                       Very truly yours,


                                       FASTNET CORPORATION


                                       By: /s/ Stephen Hurly
                                           -------------------------------
                                       Name: Stephen Hurly
                                             -----------------------------
                                       Title: President & CEO
                                             -----------------------------

AGREED TO AND ACCEPTED as of the date first above written.

Investors named in Schedule I to the Purchase Agreement:

EDISON VENTURE FUND IV, L.P.
BY: Edison Partners IV, L.P.

By: /s/ Bruce Luehrs
   -------------------------------
     Bruce Luehrs, General Partner

STRATTECH PARTNERS I, L.P.
By:  Strattech Partners, LLC

By: /s/ Steve Holstad, Jr.
    --------------------------------
    Name: Steve Holstad, Jr.
          --------------------------
    Title: Managing Director
          --------------------------

                                                                       EXHIBIT 5
                                                                       ---------
                             SHAREHOLDERS AGREEMENT
                             ----------------------

         SHAREHOLDERS AGREEMENT made this 5th day of September, 2001 by and among (i) FASTNET CORPORATION, a Pennsylvania corporation (the "Company"), (ii) holders of Common Stock or options to acquire Common Stock whose names are set forth under the heading "Holders" on Schedule I hereto and each person who shall, after the date hereof, join in and become a party to this Agreement by executing and delivering to the Company an Instrument of Accession in the form of Schedule II hereto (the persons described in this clause (ii) such persons being referred to collectively as the "Holders" and singularly as a "Holder") and (iii) those persons whose names are set forth under the heading "Investors" on Schedule I hereto (the persons described in this clause (iii) being referred to collectively as the "Investors").

                                   WITNESSETH:

         WHEREAS, the Holders currently own collectively 8,860,333 shares of the Common Stock, no par value (the "Common Stock"), of the Company; and

         WHEREAS, the Investors are acquiring an aggregate of up to 5,494,505 shares of the Company's Series A Convertible Preferred Stock, no par value (the "Preferred Stock"), of the Company pursuant to a certain Series A Convertible Preferred Stock Purchase Agreement dated as of the date hereof, by and among the Investors and the Company (the "Purchase Agreement"). Capitalized terms used by not defined herein shall have the meaning set forth in the Purchase Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the Company, the Holders and the Investors agree as follows:

         1. Prohibited Transfers. The Holders shall not sell, assign, transfer, pledge, hypothecate, mortgage or dispose of, by gift or otherwise, or in any way encumber, all or any part of the Shares (as hereinafter defined) owned by them except in compliance with the terms of this Agreement. For purposes of this Agreement, the term "Shares" shall mean and include all shares of Common Stock and Preferred Stock of the Company owned by the Holders, whether presently held or hereafter acquired. The Company shall not transfer on its books any shares of its capital stock which are subject to this Agreement unless the provisions hereof have been complied with in full. Any purported transfer by a Holder of capital stock of the Company without full compliance with the provisions of this Agreement shall be null and void.

         2. Right of First Refusal on Dispositions by the Holders. If at any time any of the Holders wishes to sell, assign, transfer or otherwise dispose of any or all Shares owned by him pursuant to the terms of a bona fide offer received from a third party, he shall submit a written offer to sell such Shares to the Company and the Investors on terms and conditions, including price, not less favorable to the Company than those on which he proposes to sell such Shares to such third party (the "Offer"). The Offer shall disclose the identity of the proposed purchaser or

                         Shareholders Agreement - Page 2

transferee, the Shares proposed to be sold or transferred, the agreed terms of the sale or transfer, including price, and any other material facts relating to the sale or transfer. Within fifteen (15) days after receipt of the Offer, the Company shall give notice to the Holder of its intent to purchase all or any portion of the offered Shares on the same terms and conditions as set forth in the Offer. If, for any reason whatever, the Company shall not exercise its right to purchase all of the offered Shares as provided herein, then each of the Investors shall have the right to purchase, on the same terms and conditions set forth in the Offer, that portion of the offered Shares which the Company shall not have agreed to purchase from the Holder (all such remaining shares being referred to as the "Remaining Offered Shares") to be determined in the manner set forth herein. Each Investor shall have the right to purchase that number of the Remaining Offered Shares as shall be equal to the aggregate Remaining Offered Shares multiplied by a fraction, the numerator of which is the number of shares of Stock (as defined below) of the Company then owned by such Investor and the denominator of which is the aggregate number of shares of said Stock then issued and outstanding and held by all the Investors. The amount of Shares each Investor or Qualified Transferee, as that term is defined below, is entitled to purchase under this Section 2 shall be referred to as such Investor's "Pro Rata Fraction." Each Investor shall have the right to transfer his right to any Pro Rata Fraction or part thereof to any Qualified Transferee. In the event an Investor does not wish to purchase or to transfer his right to purchase his Pro Rata Fraction, then any Investors who so elect shall have the right to purchase, on a PRO RATA basis with any other Investors who so elect, any Pro Rata Fraction not purchased by an Investor or Qualified Transferee. Each Investor shall act upon the Offer as soon as practicable after receipt from the Company of notice that it has not elected to purchase all of the offered Shares, and in all events within fifteen (15) days after receipt thereof. Each Investor shall have the right to accept the Offer as to all or part of the Remaining Offered Shares offered thereby. In the event that an Investor shall elect to purchase all or part of the Remaining Offered Shares covered by the Offer, said Investor shall individually communicate in writing such election to purchase to whichever of the Holders has made the Offer, which communication shall be delivered by hand or mailed to such Holder at the address set forth in Section 7 below and shall, when taken in conjunction with the Offer be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of the Shares covered thereby.

         In the event that the Company and the Investors, taken together, do not purchase all of the Shares offered by a Holder pursuant to the Offer within 45 days after the Offer is delivered to the Company, such unsold Shares may be sold by such Holder at any time within the 90-day period thereafter, but subject to the provisions of Section 3 below. Any such sale shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the purchaser than those specified in the Offer. Any Shares not sold within such 90-day period shall continue to be subject to the requirements of a prior offer and re-sale pursuant to this Section.

         For the purposes of this Agreement, "Stock" shall mean and include all shares of Common Stock, and all other securities of the Company (including the Preferred Stock) which may be exchangeable for, convertible into or issued in exchange for or in respect of shares of Common Stock (whether by way of stock split, stock dividends, combination, reclassification, reorganization or any other means); references to "shares of Stock" shall mean shares of Stock on an as-converted and as-exchanged for Common Stock basis. For purposes of this
Section 2, a "Qualified Transferee" of an Investor shall mean any person (i) who is an Investor, (ii) who is an

                         Shareholders Agreement - Page 3

"affiliated person" of an Investor, as that term is defined in the Investment Company Act of 1940 or (iii) who is a partner of an Investor.

         3. Right of Participation in Sales by Holders. If at any time any Holder wishes to sell, or otherwise dispose of any Shares owned by him to any person (the "Purchaser") in a transaction which is subject to the provisions of
Section 2 hereof and subject to the exercise of rights under such Section 2, each Investor shall have the right to require, as a condition to such sale or disposition, that the Purchaser purchase from each of the Holder and such Investors at the same price per Share and on the same terms and conditions as involved in such sale or disposition by the Holder a number of shares of Stock based upon a fraction, the numerator of which is the number of shares of Stock of the Company then owned by the Holder or such participating Investor, as applicable, and the denominator of which is the aggregate number of shares of Stock held by the Holder and all participating Investors. Each Investor wishing so to participate in any such sale or disposition shall notify the selling Holder of such intention as soon as practicable after receipt of the Offer made pursuant to Section 2, and in all events within fifteen (15) days after receipt thereof. In the event that an Investor shall elect to participate in such sale or disposition, said Investor shall individually communicate such election to the selling Holder, which communication shall be delivered by hand or mailed to such Holder at the address set forth in Section 7 below. The Holder and/or each participating Investor shall sell to the Purchaser all, or at the option of the Purchaser, any part of the Stock proposed to be sold by them at not less than the price and upon other terms and conditions, if any, not more favorable to the Purchaser than those originally offered; PROVIDED, HOWEVER, that any purchase of less than all of such Stock by the Purchaser shall be made from the Holder and/or each participating Investor based upon a fraction, the numerator of which is the number of shares of Stock of the Company then owned by the Holder or such participating Investor and the denominator of which is the aggregate number of shares of Stock held by the Holder and all of the participating Investors. The selling Holder or Investor shall use his or its best efforts to obtain the agreement of the Purchaser to the participation of the participating Investors in the contemplated sale, and shall not sell any Stock to such Purchaser if such Purchaser declines to permit the participating Investors to participate pursuant to the terms of this Section 3. The provisions of this Section 3 shall not apply to the sale of any Shares by a Holder to an Investor pursuant to an Offer under
Section 2.

         4. Permitted Transfers.

         (i) Anything herein to the contrary notwithstanding, the provisions of Sections 1, 2, 3 and 8 shall not apply to: (a) any transfer of Shares by a Holder or Investor by gift or bequest or through inheritance to, or for the benefit of, any member or members of his or her immediate family (which shall include any spouse, lineal ancestor or descendant or sibling) or to a trust, partnership or limited liability company for the benefit of such members; (b) any transfer of Shares by a Holder or Investor to a trust in respect of which he or she serves as trustee, provided that the trust instrument governing said trust shall provide that such transferee, as trustee, shall retain sole and exclusive control over the voting and disposition of said Shares until the termination of this Agreement; (c) any sale of Common Stock in a public offering pursuant either to a registration statement filed by the Company with the Securities and Exchange Commission, in accordance with Rule 144 (including for this purpose paragraph (f) of Rule 144) or in a broker

                         Shareholders Agreement - Page 4

transaction sale into the public markets made in reliance on the exemption provided by Section 4(1) of the Securities Act such that all transfer restrictions, and restrictive legends with respect thereto, are removed upon consummation of the sale; (d) any repurchase of shares of Common Stock from officers, employees, directors or consultants of the Company which are subject to restrictive stock purchase agreements under which the Company has the option to repurchase such shares upon the occurrence of certain events, including termination of employment; and (e) any transfer to a Qualified Transferee.

         (ii) In the event of any such transfer, other than pursuant to subsection (i)(c) of this Section 4, the transferee of the Shares shall hold the Shares so acquired with all the rights conferred by, and subject to all the restrictions imposed by this Agreement, and as a condition to such transfer, each such transferee shall execute and deliver an instrument of accession in the form of Schedule II agreeing to be bound as a Holder or Investor, as applicable, by the provisions of this Agreement.

         5. Board of Directors.

         Each of the parties covenants and agrees to vote, to the extent possible, all shares of Stock of the Company now owned or hereafter acquired by such party so that the Company's Board of Directors shall consist of no more than seven (7) members. Any vacancy on the Board of Directors created by the resignation, removal, incapacity or death of any person designated by the holders of Preferred Stock in accordance with the Articles shall be filled by another person designated by the holders of a majority of the Preferred Stock and any vacancy on the Board of Directors created by the resignation, removal, incapacity or death of any person designated by the holders of Common Stock in accordance with the Articles shall be filled by another person designated by the holders of a majority of the Common Stock. Subject to applicable regulations and Nasdaq requirements, and for as long as this Agreement is in effect, each of the parties further covenants and agrees to cause at least one of the directors elected by the Preferred Stock to be a member of the Compensation Committee of the Board of Directors, and the other director elected by the Preferred Stock to be a member of the Audit Committee of the Board of Directors.

         6. Termination. This Agreement, and the respective rights and obligations of the parties hereto, shall terminate at such time that less than 25% of the shares of Preferred Stock issued under the Purchase Agreement remain outstanding.

         7. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given when delivered or mailed by first class, registered or certified mail (air mail if to or from outside the United States), return receipt requested, postage prepaid, if to each Holder at his respective address set forth on Schedule I hereto or on the Instrument of Accession pursuant to which he became a party to this Agreement, and if to the Investors, at their respective addresses set forth on Schedule I hereto or to such other address as the addressee shall have furnished to the other parties hereto in the manner prescribed by this Section 9.

         8. Lock-up Agreement. Each Holder and Investor hereby agrees not to sell any Shares now owned or hereafter acquired by it without the prior written consent of the Board of Directors of the Company (including the directors elected by the holders of Preferred Stock) until

                         Shareholders Agreement - Page 5

the first to occur of (i) March 3, 2002 or (ii) the consolidation or merger of the Company into or with any other entity or entities if the shareholders of the Company immediately prior to such merger own, upon consummation of such merger, securities representing less than a majority of the voting power of the Company.

         9. Specific Performance. The rights of the parties under this Agreement are unique and, accordingly, the parties shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder by actions for specific performance to the extent permitted by law.

         10. Legend. The certificates representing the Shares shall bear a legend indicating the existence of the restrictions imposed hereby.

         11. Entire Agreement. This Agreement and the Purchase Agreement (including any and all exhibits, schedules and other instruments contemplated thereby) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between them or any of them as to such subject matter.

         12. Waivers and Further Agreements. Any of the provisions of this Agreement may be waived by an instrument in writing executed and delivered by Investors holding at least a majority in interest of the Common Stock (including for this purpose shares of Common Stock issuable upon conversion of Preferred Stock) then held or deemed to be held by all Investors. Any waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of that provision or of any other provision hereof. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as any other party may reasonably require in order to effectuate the terms and purposes of this Agreement. Notwithstanding the foregoing, no waiver approved in accordance herewith shall be effective if and to the extent that such waiver grants to any one or more Investors any rights more favorable than any rights granted to all other Investors or otherwise treats any one or more Investors differently than all other Investors.

         13. Amendments. Except as otherwise expressly provided herein, this Agreement may not be amended except by an instrument in writing executed by (i) the Company, (ii) Investors holding at least a majority in interest of the shares of Common Stock held by the Investors (including for this purpose shares of Common Stock issuable upon conversion of Preferred Stock) and (iii) Holders holding a majority of the Shares held by all Holders under this Agreement.

         14. Assignment; Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and permitted transferees, except as may be expressly provided otherwise herein.

         15. Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this

                         Shareholders Agreement - Page 6

Agreement and such invalid, illegal and unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

         16. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         17. Section Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

         18. Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the internal laws of the Commonwealth of Pennsylvania, without regard to its principles of conflicts of laws.

         19. Additional Parties. Any purchaser of Preferred Stock pursuant to the Purchase Agreement shall become a party to this Agreement by executing and delivering to the Company a counterpart to this Agreement. Upon such execution and delivery, such purchaser shall be deemed to be an "Investor" hereunder with all of the rights and obligations thereof.

         20. Shareholder Approval. Each Large Holder (as defined below) agrees with the Investors that it shall, in person or by proxy at the shareholder meeting of the Company convened pursuant to Section 5.13 of the Purchase Agreement, vote all of its Shares in favor of the issuance of the securities to be sold by the Company to the Investors (including any Additional Purchasers) at the Subsequent Closing in light of the overall transaction contemplated by the Purchase Agreement. "Large Holder" shall mean the four Holders identified as such on Schedule I hereto.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the undersigned have executed this Shareholders Agreement as a sealed instrument as of the day and year first above written.


FASTNET CORPORATION


By: /s/ Stephen Hurly
    -----------------------------------
    Name: Stephen Hurly
          -----------------------------
    Title: President & CEO
          -----------------------------

INVESTORS:
----------

EDISON VENTURE FUND IV, L.P,
   By:  Edison Partners IV, L.P., its General Partner


By: /s/ Bruce Luehrs
    -----------------------------------
    Bruce Luehrs, General Partner


STRATTECH PARTNERS I, L.P.
   By:  Strattech Partners, LLC


By: /s/ Steve Holstad, Jr.
    -----------------------------------
    Name: Steve Holstad, Jr.
          -----------------------------
    Title:  Managing Director
          -----------------------------

                  [SIGNATURES OF HOLDERS CONTINUE ON NEXT PAGE]

HOLDERS:
--------

H&Q You Tools Investment Holding, L.P.
By:_____________________, its General Partner


By: /s/ Lisa L. Lewis
   --------------------------------
    Name: Lisa L. Lewis
         --------------------------
    Title: Attorney-in-fact, VP
         --------------------------

Cybertech Wireless, Inc.


By: /s/ William D. Palma
   --------------------------------
    Name: William D. Palma
         --------------------------
    Title: President & CEO
          -------------------------

/s/ Stephen A. Hurly
-----------------------------------
Stephen A. Hurly


/s/ Sonny C. Hunt
-----------------------------------
Sonny C. Hunt

                                                                      SCHEDULE I
                                                                      ----------

                               FASTNET CORPORATION
                        SCHEDULE OF HOLDERS AND INVESTORS
                        ---------------------------------

Names and Addresses                                       No. of Shares
-------------------                                       -------------

     HOLDERS
     -------

H&Q You Tools Investment Holding, L.P.*                      3,033,333
One Bush St
San Francisco, CA 94104

Cybertech Wireless, Inc.*                                    2,000,000
Attention:  Bill Palma, CEO
50 Chestnut Street
FI 10
Rochester, New York 14604

Stephen A. Hurly*                                            1,102,000
1649 Briarwood Circle
Bethlehem, Pennsylvania 18015

Sonny C. Hunt*                                               2,725,000
5285 Princeton Road
Macungie, Pennsylvania 18062

                                                             ---------
                                    TOTAL                    8,860,333

* DENOTES A "LARGE HOLDER" WITHIN THE MEANING OF SECTION 20 HEREOF.


     INVESTORS
     ---------

Edison Venture Fund IV, L.P.                                 2,088,684 shares of
1009 Lenox Drive                                             Series A
Suite #4                                                     Convertible
Lawrenceville, NJ  08648                                     Preferred Stock
Attn:  Ross Martinson

Strattech Partners I, L.P.                                   417,737 shares of
3 Radnor Corporate Center                                    Series A
Suite 304                                                    Convertible
100 Matsonford Road                                          Preferred Stock
Radnor, Pennsylvania 19087

                                                                     SCHEDULE II
                                                                     -----------

                               FASTNET CORPORATION

                             INSTRUMENT OF ACCESSION
                             -----------------------

         The undersigned, _________________, as a condition precedent to becoming the owner or holder of record of ___________________ (______) shares of the ___________ stock, no par value per share, of FASTNET CORPORATION, a Pennsylvania corporation (the "Company"), hereby agrees to become a Holder under that certain Shareholders Agreement dated as of September 5, 2001 by and among the Company and other shareholders of the Company. The undersigned acknowledges that he/she/it has read, and understands, the Shareholders Agreement. This Instrument of Accession shall take effect and shall become an integral part of, and the undersigned shall become a party to and bound by, said Shareholders Agreement immediately upon execution and delivery to the Company of this Instrument.

         IN WITNESS WHEREOF, this INSTRUMENT OF ACCESSION has been duly executed by or on behalf of the undersigned, as a sealed instrument under the laws of the Commonwealth of Pennsylvania, as of the date below written.


                                       Signature:

                                       ____________________________________
                                       (Print Name) _______________________

                                       Address:
                                       ____________________________________
                                       ____________________________________

                                       Date: ______________________________


                                       Accepted:


                                       FASTNET CORPORATION


                                       By: ________________________________
                                          Name:
                                          Title:

                                       Date: ______________________________